UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVEXIS, INC.
(Name of Subject Company)

AVEXIS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

05366U100
(CUSIP Number of Class of Securities)

Michael B. Johannesen
Senior Vice President, General Counsel and Chief Compliance Officer
AveXis, Inc.
2275 Half Day Rd, Suite 200
Bannockburn, Illinois 60015
(847) 572-8280
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

(a) Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is AveXis, Inc., a Delaware corporation ("AveXis" or the "Company"). AveXis' principal executive offices are located at 2275 Half Day Rd, Suite 200, Bannockburn, Illinois 60015. AveXis' telephone number at this address is (847) 572-8280.

(b) Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of AveXis (the "AveXis Common Stock"). As of the close of business on April 5, 2018, there were 36,816,253 shares of AveXis Common Stock (the "Shares") issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

        The name, business address and business telephone number of AveXis, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information" above.

(b) Tender Offer

        This Schedule 14D-9 relates to the cash tender offer by Novartis AM Merger Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland ("Novartis" or "Parent"), to purchase all of the outstanding Shares at a purchase price of $218.00 per Share (such price, as it may be increased as described in the following sentence, the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2018 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the "Offer"). In the event the Acceptance Time (as defined below) has not occurred on or before July 6, 2018 (the "Initial Outside Date" and such date as it may be extended in accordance with the Merger Agreement (as defined below), the "Outside Date") and Parent elects to extend the Outside Date to October 6, 2018 in accordance with the terms of the Merger Agreement, the Offer Price will be increased to $225.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 6, 2018 (as it may be amended from time to time, the "Merger Agreement"), among Parent, Purchaser and AveXis. The consummation of the Offer is subject to various conditions, including there being validly tendered in the Offer and "received" by the "depository" (as such terms are defined in Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL")) and not properly withdrawn prior to the expiration of the Offer that number of Shares that represents one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer, including for the purposes of this calculation, the aggregate number of Shares issuable to holders of AveXis stock options, AveXis warrants, AveXis restricted stock units and AveXis performance stock units. The Merger Agreement provides, among other things, that as soon as practicable following the time that Purchaser first accepts Shares for payment pursuant to the Offer (the "Acceptance Time") and subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will merge with and into AveXis (the "Merger"), with AveXis continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held by AveXis, any of its subsidiaries, Parent, Purchaser or any other subsidiary of Parent as of immediately prior to the commencement of the Offer, or any stockholders who have properly demanded appraisal under Section 262 of the DGCL (and who do not fail to perfect or otherwise waive, withdraw or lose their right to appraisal), will be converted into and become the right to receive the Offer Price, in cash, without interest and less any required withholding taxes. As a result of the Merger, AveXis will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transaction".

        The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

        The Merger Agreement also provides that, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of an outstanding option to purchase Shares (each, an "AveXis Option"), each such AveXis Option, whether vested or unvested, will be canceled in exchange for a lump-sum cash payment equal to (a) the excess, if any, of (i) the Offer Price (or, in the case of AveXis Options granted under the AveXis 2014 Amended and Restated Stock Plan, if greater, the volume-weighted average trading price of Shares on the date of the Acceptance Time (or if such date is not a trading day, the last trading day)) minus (ii) the exercise price per Share of such AveXis Option, multiplied by (b) the number of Shares subject to such AveXis Option immediately prior to the Effective Time (each such payment, an "AveXis Option Payment").

        The Merger Agreement also provides that, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of an AveXis restricted stock unit or performance restricted stock unit (each, an "AveXis RSU"), each such AveXis RSU will be canceled in exchange for a lump-sum cash payment equal to (i) the Offer Price multiplied by (ii) the number of Shares subject to such AveXis RSU immediately prior to the Effective Time (in the case of performance restricted stock units, treating applicable performance measures as satisfied at the maximum level) (each such payment, an "AveXis RSU Payment").

        The AveXis Option Payments and the AveXis RSU Payments will be made as soon as practicable, but no later than five business days following the Effective Time.

        The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of Parent is located at Lichtstrasse 35, CH-4056 Basel, Switzerland, and the telephone number at such principal executive office is 101-41-61-324-1111; and the principal executive office of Purchaser is located at 230 Park Avenue, 21st Floor, New York, NY 10619. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on April 17, 2018.

        The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        For the reasons described in more detail below, the board of directors of AveXis (the "AveXis Board" or the "Board") unanimously recommends that AveXis' stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of AveXis, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) AveXis or any of its affiliates, on the one hand, and (ii)(x) any of AveXis' executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent

Merger Agreement

        On April 6, 2018, AveXis entered into the Merger Agreement with Parent and Purchaser. A summary of the material terms of the Merger Agreement set forth in Section 13—"The Merger Agreement; Other Agreements—Merger Agreement" of the Offer to Purchase and a description of the conditions of the Offer set forth in Section 14—"Conditions of the Offer" of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, AveXis or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, or any descriptions thereof in this Schedule 14D-9, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the United States Securities and Exchange Commission. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and AveXis publicly file.

Confidentiality Agreement

        AveXis and a subsidiary of Parent, Novartis International AG ("Novartis International"), entered into a confidentiality agreement dated as of March 5, 2018 (the "Confidentiality Agreement"). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Novartis International agreed, subject to certain exceptions, that, for a period of three years from the date of the Confidentiality Agreement, it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such information solely for the purpose of evaluating and potentially negotiating and implementing a possible transaction involving Parent and AveXis. The Confidentiality Agreement contains standstill provisions with a term of 15 months that will automatically terminate before the expiration of such term in certain situations, including the entry by AveXis into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire 30% or more of the shares of common stock or assets of AveXis. The Confidentiality Agreement expires on March 5, 2021. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current AveXis Directors and Executive Officers

Overview

        Certain AveXis directors and executive officers may have interests in the Transaction that may be different from, or in addition to, those of AveXis' stockholders generally. In considering the recommendations of the Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation". As described in more detail below, these interests include:

  •
  Cancelation of unexercised AveXis Options at the Effective Time in exchange for the right to receive a lump-sum cash payment equal to the applicable AveXis Option Payment;

  •
  Cancelation of AveXis RSUs at the Effective Time in exchange for the right to receive a lump-sum cash payment equal to the applicable AveXis RSU Payment;

  •
  Eligibility of each AveXis executive officer for payments and benefits under his or her employment agreement with AveXis in connection with certain terminations of employment following the Effective Time;

  •
  Eligibility of the AveXis executive officers to participate in a pre-closing retention program that may be implemented by AveXis or post-closing retention program that may be implemented by Parent; and

  •
  Entitlement to the indemnification and exculpation benefits in favor of AveXis directors and officers described in more detail in "Indemnification and Exculpation of Directors and Officers" below.

Effect of the Offer and the Merger on AveXis' Outstanding Equity Securities

        Treatment of Shares.    AveXis directors and executive officers who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other AveXis stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by AveXis' executive officers and directors that were not tendered into the Offer will be converted into the right to receive the same Offer Price per Share on the same terms and conditions as the other AveXis stockholders whose Shares are exchanged in the Merger.

        Treatment of AveXis Options and AveXis RSUs.    AveXis Options and AveXis RSUs may not be tendered in the Offer.

        The Merger Agreement provides that, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of an AveXis Option, each AveXis Option, whether vested or unvested, will be canceled in exchange for a lump-sum cash payment equal to the applicable AveXis Option Payment.

        The Merger Agreement provides that, as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of an AveXis RSU, each AveXis RSU will be canceled in exchange for a lump-sum cash payment equal to the applicable AveXis RSU Payment.

        Treatment of Certain Warrants.    AveXis intends to exchange warrants exercisable for Shares held by PBM Capital Investments, LLC ("PBM") (the "PBM Warrants") for a lump-sum cash payment equal to (i) the Offer Price minus the conversion price per Share of such PBM Warrant, multiplied by (ii) the number of Shares subject to such PBM Warrant immediately prior to the Effective Time (the "PBM Warrant Payment").

        Equity Payments.    The table below sets forth the number of Shares, AveXis Options, AveXis RSUs and PBM Warrants expected to be held by each AveXis director and executive officer as of June 30, 2018, as well as the amount of cash payments that such individuals would be entitled to receive in respect of each in connection with the Transaction, as described above. The table below assumes (i) that the Effective Time occurs on June 30, 2018, (ii) that each unexercised AveXis Option or PBM Warrant as of April 17, 2018 remains outstanding and unexercised as of the Effective Time and (iii) that the AveXis directors and executive officers do not engage in any transactions involving Shares prior to the Effective Time. If Parent elects to extend the Outside Date in accordance with the terms of the Merger Agreement, the Offer Price would be increased by $7.00 per Share, which would correspondingly increase the values set forth in the table below. AveXis directors and executive officers may continue to engage in transactions involving Shares prior to the Effective Time, including exercising vested AveXis Options or PBM Warrants, and so the information set forth in the table below may not be correct as of the Effective Time.

Name	Number of Shares	Cash Amount Payable in Respect of Shares ($)	Number of AveXis Options and Warrants	Aggregate AveXis Option and Warrant Payment ($)(1)	Number of AveXis RSUs		Aggregate AveXis RSU Payment ($)
Executive Officers
Sean P. Nolan	—	—	978,300	183,669,480	11,000		2,398,000
Phillip B. Donenberg	—	—	55,000	7,406,039	3,800		828,400
Michael B. Johannesen	—	—	77,200	12,143,606	2,500		545,000
Brian K. Kaspar	1,751,802	381,892,836	47,501	5,837,841	3,800		828,400
Andrew F. Knudten	5,000	1,090,000	222,377	40,136,240	12,578		2,742,004
James J. L'Italien	—	—	222,377	40,136,240	12,954	(2)	2,823,972
Rick Modi	—	—	78,940	11,726,954	2,500		545,000
Sukumar Nagendran	—	—	256,444	47,044,558	13,706	(2)	2,987,908
R.A. Session II	—	—	43,804	5,703,904	1,667		363,406
Lori J. Smith	—	—	35,558	4,698,622	2,308		503,144
Directors
Daniel Welch	—	—	40,911	7,648,930	1,106		241,108
Terrence C. Kearney	—	—	31,855	5,855,842	1,106		241,108
Bong Koh(3)	1,035,657	225,773,226	31,855	5,855,842	1,106		241,108
Paul B. Manning(4)	1,454,099	316,993,582	272,487	57,694,592	1,106		241,108
Joao Siffert	—	—	10,660	1,398,157	1,106		241,108
Frank Verwiel	—	—	31,855	5,855,842	1,106		241,108

(1)
The table below shows the amounts attributable to vested and unvested AveXis Options and PBM Warrants.

	AveXis Option Payment in Respect of Vested AveXis Options ($)	PBM Warrant Payment in Respect of PBM Warrants ($)		AveXis Option Payment in Respect of Unvested AveXis Options ($)
Executive Officers
Sean P. Nolan	123,170,180	—		60,499,300
Phillip B. Donenberg	1,791,926	—		5,614,113
Michael B. Johannesen	4,755,621	—		7,387,985
Brian K. Kaspar	1,238,970	—		4,598,871
Andrew F. Knudten	23,859,293	—		16,276,947
James J. L'Italien	24,491,343	—		15,644,897
Rick Modi	3,558,354	—		8,168,600
Sukumar Nagendran	27,423,477	—		19,621,081
R.A. Session II	1,601,944	—		4,101,960
Lori J. Smith	1,138,040	—		3,560,582
Directors
Daniel Welch	6,209,003	—		1,439,927
Terrence C. Kearney	4,814,291	—		1,041,551
Bong Koh	4,814,291	—		1,041,551
Paul B. Manning	4,814,291	51,838,750	*	1,041,551
Joao Siffert	649,740	—		748,417
Frank Verwiel	4,814,291	—		1,041,551

*
PBM holds 240,632 warrants exercisable for Shares at a conversion price of $2.5725. Mr. Manning has the sole voting and investment power with respect to the Shares held by PBM.

(2)
The AveXis RSUs held by Mr. Knudten and Drs. L'Italien and Nagendran include 8,778, 9,154 and 9,906 AveXis RSUs, respectively, that are subject to performance-based vesting conditions. In connection with the Transaction, all such performance-based vesting conditions will be treated as satisfied at the maximum level and such AveXis RSUs will be treated in the same manner as all other AveXis RSUs.

(3)
The Shares held by Dr. Koh consist solely of Shares held by Venrock Healthcare Capital Partners II, L.P. ("VHCP II") and VHCP Co-Investment Holdings II, LLC ("VCHP Co. II"). Dr. Koh is a member of VHCP Management II, LLC, which is the sole general partner of VHCP II and the manager of VHCP Co. II, and therefore Dr. Koh may be deemed to beneficially own the Shares held by VHCP II and VHCP Co. II.

(4)
The Shares held by Mr. Manning consist of (a) 1,201,160 Shares held by PBM, (b) 227,646 Shares held directly by Mr. Manning along with his spouse and (c) 25,293 Shares held by BKB Growth Investments, LLC ("BKB"). Mr. Manning has the sole voting and investment power with respect to the Shares held by PBM and, as co-manager of BKB, has shared voting and investment power with respect to the Shares held by BKB.

Employment Agreements

        Terms and Conditions of Employment Agreements.    AveXis has entered into employment agreements with each of its executive officers: Sean P. Nolan (President and Chief Executive Officer), Phillip B. Donenberg (Senior Vice President, Chief Financial Officer), Michael B. Johannesen (Senior Vice President, General Counsel and Chief Compliance Officer), Brian K. Kaspar (Senior Vice President, Chief Scientific Officer), Andrew F. Knudten (Senior Vice President, Technical Operations and Chief Technical Officer), James J. L'Italien (Senior Vice President, Chief Regulatory and Quality Officer), Rick Modi (Senior Vice President, Chief Business Officer), Sukumar Nagendran (Senior Vice President, Chief Medical Officer), R.A. Session II (Senior Vice President, Corporate Strategy and Business Development) and Lori J. Smith (Senior Vice President, Chief Human Resources Officer) (collectively, the "Executive Agreements"). Pursuant to the Executive Agreements, if an executive officer resigns for "Good Reason" or is terminated without "Cause", as each term is defined in the applicable Executive Agreement, within three months prior to or twelve months following a change in control of AveXis (a "Qualifying Termination"), which includes the Transaction, he or she would be entitled to receive: (1) continued payments of his or her base salary for (a) in the case of Messrs. Nolan, Johannesen and Knudten and Drs. Kaspar, Nagendran and L'Italien, 18 months and (b) in the case of all other executive officers, 12 months (such applicable period, the "Severance Period"); (2) for Mr. Nolan only, a lump sum payment equal to 150% of his target bonus amount; (3) a prorated target bonus for the year of termination, payable in a lump sum; and (4) payment of health benefit premiums for the length of the Severance Period or until the applicable executive officer receives such benefits from a subsequent employer. All such payments and benefits are conditioned on the applicable executive officer executing a general release of claims in favor of AveXis. The Executive Agreements also contain restrictions relating to confidential information in perpetuity and the solicitation of employees and customers and competition with AveXis for one year following an executive officer's termination of employment.

        Pursuant to the terms of the Executive Agreements, upon an executive officer's Qualifying Termination, all of such executive officer's outstanding equity awards would vest and become exercisable, however, as described above under "Effect of the Offer and the Merger on AveXis' Outstanding Equity Securities—Treatment of AveXis Options and AveXis RSUs", pursuant to the Merger Agreement, all of the equity awards held by the executive officers will, as of the Effective Time, be canceled in exchange for the cash payments described above. The Executive Agreements each also provide that if the excise tax imposed pursuant to Section 280G of the Code would be applicable to the payments and benefits to be received by an executive officer, then such executive officer will be subject to a "best net" approach, under which he or she will receive either (i) the full amount of such payments and benefits or (ii) the greatest amount of such payments and benefits that will not result in the application of such excise tax, whichever would result in the greatest after-tax amount.

        For purposes of the Executive Agreements, "Good Reason" is generally defined to mean (i) a material reduction in the executive officer's base salary, other than in connection with an AveXis-wide decrease in executive team compensation, (ii) AveXis' material breach of the Executive Agreement, (iii) a relocation of the executive officer's principal place of employment that lengthens his or her commute by 50 or more miles or (iv) a material reduction in the executive officer's duties, authority or responsibilities (other than where the executive officer is performing duties and responsibilities that are similar to those the executive officer was performing prior to the change in control), in each case, provided that the executive officer provides written notice of his or her intent to terminate with Good Reason and AveXis fails to cure the circumstances constituting Good Reason within a specified time period.

        For purposes of the Executive Agreements, "Cause" is generally defined to mean the executive officer's (i) conviction of a felony or crime involving fraud or dishonest, (ii) participation in a fraud, act of dishonest or other act of gross misconduct that adversely affects AveXis, (iii) conduct that demonstrates his or her gross unfitness to serve, (iv) violation of any statutory or fiduciary duty, or duty of loyalty, owed to AveXis, (v) breach of any material terms of any contract between the executive officer and AveXis, or (vi) material violation of material AveXis policy, provided that, in the case of clauses (v) and (vi), the executive officer will be given an opportunity to cure the event constituting Cause within a specified time period following notice by AveXis regarding the events alleged to constitute Cause.

        Aggregate Severance.    The table below summarizes the aggregate potential cash severance and the value of benefits that each executive officer could be entitled to receive from AveXis if applicable executive officer experienced a Qualifying Termination in connection with the Transaction. For purposes of calculating such aggregate potential severance payments and benefits, it has been assumed that the Effective Time occurs on June 30, 2018 and that each executive officer experiences a Qualifying Termination on that date. All amounts were determined based on the applicable executive officer's base salary, target bonus amount and monthly health benefit premiums as in effect on April 6, 2018.

Aggregate Severance

Name	Base Salary Component ($)	Annual Bonus Component ($)(1)	Continued Benefits Component ($)	Aggregate Severance ($)
Executive Officers
Sean P. Nolan	907,500	724,508	34,874	1,666,882
Phillip B. Donenberg	385,000	76,367	15,792	477,159
Michael B. Johannesen	565,500	74,780	22,341	662,621
Brian K. Kaspar	645,750	85,392	34,874	766,016
Andrew F. Knudten	556,950	73,650	34,874	665,474
James J. L'Italien	580,800	76,804	23,687	681,291
Rick Modi	419,200	83,151	23,249	525,600
Sukumar Nagendran	668,700	88,427	34,874	792,001
R.A. Session II	334,800	66,410	23,249	424,459
Lori J. Smith	325,000	64,466	23,249	412,715

(1)
In the case of Mr. Nolan, this amount represents the sum of (a) 150% of Mr. Nolan's target bonus amount for the year of termination and (b) Mr. Nolan's prorated target bonus for the year of termination. For all other executive officers, these amounts represent his or her prorated target bonus for the year of termination assuming for purposes of these calculations only that such termination occurs on June 30, 2018.

Golden Parachute Compensation

        In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of AveXis' named executive officers, and that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC rules.

        The table below summarizes the potential severance, unvested equity award and other payments that each named executive officer could be entitled to receive from AveXis if the Offer is consummated and, with respect to payments under the Executive Agreements, the named executive officer incurs a Qualifying Termination at or following the Effective Time, as described above. For purposes of calculating such potential payments, we have generally assumed that (i) the Effective Time occurs on June 30, 2018 and each named executive officer experiences a Qualifying Termination on that date; (ii) all AveXis Options and AveXis RSUs held by such individual as of April 17, 2018 continue to vest in the ordinary course (and therefore any AveXis RSUs or AveXis Options that are expected to vest on or prior to June 30, 2018 are excluded from the table below); and (3) that the Offer Price is $218.00 per Share.

Name (1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)(5)
Named Executive Officers
Sean P. Nolan	1,632,008	62,897,300	34,874	64,564,182
Phillip B. Donenberg	461,367	6,442,513	15,792	6,919,672
James J. L'Italien	657,604	18,469,069	23,687	19,150,360
Rick Modi	502,351	8,713,600	23,249	9,239,200
Sukumar Nagendran	757,127	22,608,989	34,874	23,400,990

(1)
Mr. Modi and Dr. L'Italien are expected to become named executive officers of AveXis upon AveXis' filing of executive compensation disclosure with respect to the year ended December 31, 2017 pursuant to Item 402 of Regulation S-K, which is expected to be prior to the date on which the Offer is completed. Thomas J. Dee resigned as AveXis' Senior Vice President and Chief Financial Officer on October 9, 2017, and he will not receive any severance or enhanced benefits in connection with the Offer or the Merger. As a result, Mr. Dee has been omitted from the table above.

(2)
These amounts equal the aggregate cash severance payments provided to the executive officers under the terms of the Executive Agreements as set forth in the table above under the heading "Aggregate Severance". As described in more detail above under the heading "Employment Agreements", the cash payments under the Executive Agreements are "double-trigger" benefits.

(3)
These amounts represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of unvested AveXis Options and AveXis RSUs as set forth in more detail in the table above under "Effect of the Offer and the Merger on AveXis' Outstanding Equity Securities—Equity Payments". Unvested AveXis RSUs are valued based on the Offer Price of $218.00 per Share and assume all applicable performance conditions associated with each such award are deemed to be satisfied at maximum performance levels. Payments in respect of AveXis Options and AveXis RSUs are single-trigger payments. If Parent elects to extend the Outside Date in accordance with the terms of the Merger Agreement, then the Offer Price will be increased by $7.00 per Share and the values reflected in the table above in respect of AveXis Options and AveXis RSUs would instead be: for Mr. Nolan, $65,449,325; for Mr. Donenberg, $6,782,258; for Mr. Modi, $9,126,299; for Dr. L'Italien, $19,226,693; and for Dr. Nagendran, $23,507,866.

(4)
These amounts represent the aggregate amount of the estimated health benefit premiums to be paid by AveXis under the terms of the Executive Agreements on behalf of the applicable named executive officer for the 12- or 18-month period, as applicable, following a Qualifying Termination, which is assumed to occur on June 30, 2018, based on the cost of the executive's health benefit premiums as of April 17, 2018. Such payments will be discontinued when the applicable named executive officer receives health benefits from a subsequent employer. As described in more detail above under the heading "Employment Agreements", these benefits under the Executive Agreements are "double-trigger" benefits.

(5)
In the event that the excise tax imposed pursuant to Section 280G of the Code would be applicable to the payments and benefits to be received by a named executive officer, he will be subject to a "best net" approach, under which he will receive either (a) the full amount of such payments and benefits or (b) the greatest amount of such payments and benefits that will not subject him to the application of the excise tax, whichever would result in the greatest after-tax amount.

Continuing Employee Benefits

        Pursuant to the Merger Agreement, Parent has agreed that, from the Effective Time to December 31, 2019, it will provide or cause the Surviving Corporation to provide, to each individual who is employed by AveXis and its subsidiaries immediately prior to the Effective Time (each, an "AveXis Employee"), for so long as such AveXis Employee continues to be employed by Parent or its subsidiaries, (i) salary or wage rate and cash incentive opportunities that are each no less favorable than those provided to such AveXis Employee by AveXis or its subsidiaries immediately prior to the Effective Time and (ii) other employee benefits (excluding the value of equity compensation) that are, in the aggregate, substantially comparable to those provided to such AveXis Employee by AveXis or its subsidiaries immediately prior to the Effective Time.

        Parent has also agreed that, with respect to any employee benefit plan maintained by Parent or its subsidiaries (including any vacation, paid time-off and severance plans but excluding any defined benefit pension plans and any post-retirement medical plans), Parent shall provide each AveXis Employee with service credit for purposes of determining eligibility to participate, vesting and amount or level of benefits, subject to certain customary exclusions.

        In addition, Parent has agreed that each AveXis Employee shall be immediately eligible to participate, without any waiting time, in any and all equity plans and welfare plans of Parent and its subsidiaries on the same basis as other similarly situated employees of Parent, the Surviving Corporation and their respective affiliates and, with respect to any welfare plan maintained by Parent or any of its subsidiaries in which any AveXis Employee is eligible to participate after the Effective Time, Parent has agreed to use commercially reasonable efforts to, and cause the Surviving Corporation to:

  •
  waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such AveXis Employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such AveXis Employees or eligible dependents or beneficiaries under the corresponding welfare plan of AveXis or its subsidiaries in which such AveXis Employees participated immediately prior to the Effective Time, and

  •
  provide AveXis Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Annual Bonuses for Year of Closing

        Parent has also agreed that each AveXis Employee who remains employed as of December 31 of the year that includes the Effective Time shall be entitled to receive a bonus payment under the applicable annual incentive program for such year. The bonus payment will be equal to the greater of (i) such AveXis Employee's target bonus for the year and (ii) the amount that would be paid based on actual performance for such year. The bonus payment will be paid no later than March 15 of the following year. In addition, each AveXis Employee who is subject to certain qualifying terminations during the year that includes the Effective Time will receive a prorated bonus payment for the year based on target level performance.

Retention Programs

        The Merger Agreement provides that the Company may establish a retention program for newly-hired or promoted employees, which will not exceed $50 million in the aggregate, and awards under which will be cash-based awards payable no earlier than the one-year anniversary of the respective hiring or promotion date, subject to the applicable AveXis Employee's continued employment through such date or earlier upon certain qualifying terminations.

        In addition, AveXis and Parent have agreed to cooperate to establish a retention program to be implemented following the Effective Time in order to assist in the retention of key employees of AveXis. Each of the AveXis executive officers, if he or she remains employed with AveXis through the Effective Time, may be eligible to receive a retention award pursuant to such program.

        As of the date of this Schedule 14D-9, none of the AveXis executive officers has received an award under either of the retention programs described above.

Indemnification and Exculpation of Directors and Officers

        Under Section 145 of the DGCL, AveXis has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

        The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) in existence on the date of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of AveXis, any of its subsidiaries or any of their respective predecessors (each, an "Indemnified Party") as provided in the Fifth Amended and Restated Certificate of Incorporation of AveXis, the Amended and Restated Bylaws of AveXis, the organizational documents of any AveXis subsidiary or any indemnification agreement between such Indemnified Party and AveXis or any of its subsidiaries in effect as of the date of the Merger Agreement (i) will survive the Merger, (ii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iii) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent will ensure that the Surviving Corporation complies with and honors the foregoing obligations.

        Without limiting the above or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, the Surviving Corporation will indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual proceeding pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

        The Merger Agreement permits AveXis to obtain, at or prior to the Effective Time, and requires Parent to maintain, prepaid (or "tail") directors' and officers' liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of AveXis' directors' and officers' liability insurance policies in effect on the date of the Merger Agreement. In the event AveXis does not obtain such "tail" insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, Parent will maintain in effect AveXis' directors' and officers' insurance policies in effect on the date of the Merger Agreement in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby). Notwithstanding the foregoing, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium payable by AveXis for coverage for its current fiscal year under AveXis' directors' and officers' liability insurance policies in effect on of the date of the Merger Agreement.

Other Arrangements

        To the knowledge of AveXis, except for certain agreements described in this Schedule 14D-9 between AveXis and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of AveXis, on the one hand, and Parent, Purchaser or AveXis, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of AveXis entering into any such agreement, arrangement or understanding.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

        At a meeting held on April 6, 2018, after careful discussion and consideration, the Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of AveXis and its stockholders; (iii) acknowledged and agreed that the Merger shall be effected under Section 251(h) of the DGCL and shall be effected as soon as practicable following the

Acceptance Time; and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

        The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of AveXis and other parties.

        The Company's management and the Board regularly review the Company's performance and prospects in light of its business and developments in the biotechnology and pharmaceutical industries. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including potential sale transactions.

        In early 2015, prior to the Company's initial public offering, the Company engaged in discussions with Company A regarding a business combination transaction with Company A. After negotiations, the Company and Company A were not able to reach agreement on the terms of a potential combination and Company A terminated discussions. None of the members of Company management at the time of these discussions have a current relationship with the Company.

        Beginning in the fall of 2016, following the Company's release of an update on interim data from its ongoing Phase 1 clinical trial of AVXS-101 for the treatment of SMA Type 1, the Company was contacted by several biotechnology and pharmaceutical companies, including Company B, to discuss the Company's business and potential opportunities for various transactions or collaborations. Over the course of the next year, the Company had general discussions from time to time with Company B and other interested biotechnology and pharmaceutical companies.

        On June 21, 2017, Mr. Sean P. Nolan, the Company's President and Chief Executive Officer, met over dinner with the Chief Executive Officer and Chief Operating Officer of Company B. At this dinner, the representatives of Company B expressed an interest in submitting an offer to acquire the Company.

        On June 29, 2017, the Company received an unsolicited letter from Company B containing a non-binding proposal to acquire 100% of the Company's equity for $112.00 per share, which offer price consisted of 40% cash and 60% Company B common stock (the "June 29 Proposal"). On June 28, 2017, the last trading day prior to the June 29 Proposal, the closing price for shares of the Company's common stock was $81.69.

        On July 7, 2017, the Board, along with representatives of Goldman Sachs & Co. LLC ("Goldman Sachs"), which had been engaged as the Company's financial advisor, and Cravath, Swaine & Moore LLP ("Cravath"), which had been engaged as outside counsel to the Company, met to discuss, among other topics, the June 29 Proposal. At the meeting, a representative of Cravath reviewed with the members of the Board their fiduciary duties and obligations in the context of an unsolicited offer to acquire the Company, as well as other legal matters, and representatives of Goldman Sachs discussed with the Board its preliminary financial analyses of the June 29 Proposal. Representatives of the Company's management reviewed with the Board the Company's key upcoming regulatory and clinical milestones relating to the approval and commercial launch of AVXS-101 and the Board considered the risks to the Company of pursuing a transaction during a critical period in the Company's regulatory review process. At this meeting, the Board discussed with the Company's senior management and the representatives of Goldman Sachs the preliminary financial model for the Company prepared by the Company's management, the Company's prospects generally, AVXS-101 and the Company's pipeline. Following discussion, the Board determined to seek improved terms from Company B as a condition to allowing Company B to conduct due diligence or otherwise further exploring a transaction, including, among other things, an increase in the offer price, an increase in the cash portion of the consideration and a clear understanding from Company B of the need for closing certainty and the allocation of certain regulatory and clinical risks to Company B at signing.

        On July 11, 2017, Mr. Nolan spoke telephonically with representatives of Company B and conveyed the Board's views about the necessary parameters that an offer would be required to include in order for the Board to consider engaging in a transaction with Company B or to permit Company B to conduct due diligence, including an increase in the offer price and agreement in advance on the allocation of regulatory and clinical risks to Company B upon signing of a transaction.

        On July 20, 2017, representatives of Company B called Mr. Nolan to deliver a revised proposal to acquire all of the outstanding equity of the Company for $118.00 per share, consisting of $59.00 in cash and a fixed value of $59.00 of Company B common stock (subject to a 10% symmetrical collar), which offer was subsequently delivered to the Company in writing (the "July 20 Proposal"). The July 20 Proposal also stated that Company B was prepared to assume certain clinical and regulatory risks between signing and closing.

        On July 21, 2017, the Board, along with representatives of Goldman Sachs and Cravath, met to consider and discuss the July 20 Proposal. The Board determined to seek improved terms from Company B as a condition to permitting Company B to conduct due diligence or otherwise further exploring a transaction. Following the Board meeting, Mr. Nolan spoke telephonically with representatives of Company B and explained that Company B would only be permitted to conduct due diligence if Company B improved its offer, including with respect to price, the consideration mix, the elimination of the collar on the stock portion of the consideration and closing certainty.

        On July 24, 2017, Mr. Nolan and representatives of Company B spoke telephonically regarding Company B's perspectives as to how it might improve its offer to acquire the Company. Representatives of Company B emphasized that Company B was prepared to move quickly to execute and consummate a transaction.

        On July 25, 2017, Messrs. Nolan and Dee met with representatives of Company B for dinner in Chicago. Company B's CEO stated that Company B would be willing to raise its offer price to $130.00 per share, consisting of 55% cash and 45% Company B common stock, and that the stock portion of the consideration would not be subject to a collar (the "July 25 Proposal").

        On July 26, 2017, Mr. Nolan electronically transmitted to representatives of Company B a proposed definition of "material adverse effect" and certain other materials summarizing the Company's position on the allocation of regulatory and clinical risks in a potential transaction and indicated that alignment with Company B on approach with respect to these matters would be necessary in order for the Company to continue discussions with Company B at this stage of the Company's regulatory process. Also on July 26, 2017, the Company received a revised offer letter from Company B confirming the July 25 Proposal in which Company B confirmed that it would agree to bear certain regulatory and clinical risks upon singing of a definitive agreement.

        On July 27, 2017, the Board, along with representatives of Goldman Sachs and Cravath, met to consider and discuss the July 25 Proposal. Following the discussion, the Board determined that, in light of Company B's improved offer and indication that it would accept certain key risk allocation and transaction certainty terms, it would permit Company B to conduct limited due diligence to enable it to further improve its offer price as well as to increase the cash portion of the consideration. Following the Board meeting, Mr. Nolan conveyed the Board's decision to a representative of Company B.

        On July 28, 2017, Cravath sent a draft confidentiality agreement to Company B's legal counsel, the terms of which were negotiated over the next several days. On July 31, 2017, the Company and Company B executed the confidentiality agreement and the Company provided Company B with access to a virtual data room in order for Company B to perform its due diligence investigation. During the following weeks, Company B conducted its due diligence investigation of the Company and representatives of each of the Company and Company B met to discuss certain diligence items.

        On August 9, 2017, the Board held a regularly scheduled meeting at which the Company's management reviewed with the Board the status of discussions with Company B. After considering the impact of the due diligence process and transaction discussions on the Company in light of near-term clinical regulatory milestones, the Board determined to request that Company B provide improved terms by the close of business on August 16, 2017.

        On August 15, 2017, representatives of Company B informed Mr. Nolan that Company B would be unable to meet the Board's August 16, 2017 deadline for submission of a revised proposal. Following a discussion with the Board, Mr. Nolan spoke telephonically with representatives of Company B and informed them that the Board had agreed to extend the deadline for Company B to submit its final offer to August 23, 2017.

        On August 23, 2017, following several weeks of due diligence, in-person meetings and technical discussions, representatives of Company B informed Mr. Nolan that Company B had determined, in light of, among other things, the strong performance of the Company's common stock, the significant premium that would be required to acquire the Company and the stage of development of AVXS-101, to discontinue its exploration of a transaction. Company B's CEO also informed Mr. Nolan that Company B would continue to monitor the Company's performance and would be prepared to reengage following the Company's upcoming meetings with the U.S. Food and Drug Administration (the "FDA").

        On September 29, 2017, the Company announced that the FDA had notified the Company that the Company was permitted to initiate its planned pivotal trial of AVXS-101 in spinal muscular atrophy type 1 using the intravenous formulation produced by the Company's commercial manufacturing process.

        On December 5, 2017, representatives of the Company met with the FDA for an end-of-Phase 1 meeting, the purpose of which was to review non-clinical, clinical and Chemistry, Manufacturing and Controls (CMC) data that had been generated by the Company, and to align with the FDA on next steps leading to the Company's Biologics License Application ("BLA") submission.

        On December 13, 2017, the Company announced that the FDA had notified the Company that the Company was permitted to initiate its planned phase 1 clinical trial of AVXS-101 in spinal muscular atrophy type 2 using the intrathecal route of administration, using material produced by the Company's commercial manufacturing process.

        In December 2017, Dr. Charles Bailey, Novartis's Head of Business Development & Licensing, Neuroscience, contacted Mr. R.A. Session II, the Company's Senior Vice President, Corporate Strategy & Business Development, to make an introduction, and invited Mr. Session to meet at the upcoming JP Morgan Healthcare Conference (the "JPM Conference") in January 2018. Although the two were unable to meet at the JPM Conference, a teleconference was arranged for February 2, 2018 with Dr. Bailey and Neil Johnston, Novartis's Global Head of Business Development & Licensing, participating from Novartis and Mr. Session participating from the Company. Mr. Johnston and Dr. Bailey outlined interest in working together with the Company and noted Novartis's commitment to gene therapy as evidenced by the recent licensing transaction with Spark Therapeutics. Mr. Session stated the Company's commitment to its development program. On February 7, 2018, in an email to Mr. Session, Mr. Johnston conveyed the interest of Dr. Vasant Narasimhan, M.D., Chief Executive Officer of Novartis, to speak with Mr. Nolan. Subsequently, a call between Dr. Narasimhan and Mr. Nolan was scheduled for February 16, 2018.

        On January 4, 2018, the Company announced alignment with the FDA on next steps toward BLA submission for AVXS-101 following the receipt of minutes from its end-of-Phase 1 meeting with the

FDA. Following the end-of-Phase 1 meeting and this announcement, the Company received inbound interest from several companies in the biotechnology and pharmaceutical industries regarding a potential strategic transaction with the Company, including Novartis and Company C.

        On January 8, 2018, the Company and REGENXBIO Inc. ("REGENXBIO") announced the expansion of their relationship through an amended license agreement for the development and commercialization of treatments for spinal muscular atrophy. The amended license agreement provided for, among other things, the modification of the assignment provision in the parties' original license agreement to permit assignment by the Company without REGENXBIO's consent in the event of a change of control of the Company.

        On February 12, 2018, Mr. Nolan and Dr. Brian K. Kaspar, Senior Vice President, Chief Scientific Officer of the Company, met with representatives of Company C over dinner in Rosemont, Illinois, during which the representatives of Company C indicated that Company C had a significant interest in the Company.

        On February 13, 2018, the Company engaged Centerview Partners LLC ("Centerview") as a financial advisor to assist the Company to explore potential strategic transactions involving the Company.

        On February 16, 2018, Mr. Nolan spoke telephonically with Dr. Narasimhan and Mr. Nigel Sheail, Head of Mergers & Acquisitions and Business Development & Licensing of Novartis. Dr. Narasimhan expressed a strong interest in acquiring the Company and indicated that he had the support of Novartis's chairman to submit a proposal to acquire the Company for $190.00 per share in cash. Mr. Nolan emphasized the Company's intent to continue its focus on its business as a stand-alone company given its upcoming regulatory and clinical milestones but stated that he would provide any proposal made by Novartis to the Board for consideration.

        On February 19, 2018, the Company received an offer letter from Novartis containing a preliminary and non-binding proposal to acquire all of the outstanding shares of common stock of the Company for $190.00 per share in cash (the "February 19 Proposal"). The offer letter noted that Novartis was prepared to move quickly to announce and execute a transaction and requested a period of exclusivity to negotiate the terms of a definitive agreement.

        On February 22, 2018, the Board held a meeting with members of senior management, representatives of Cravath, and, for portions of the meeting, representatives of Goldman Sachs and Centerview, to discuss the February 19 Proposal and certain other topics. At the meeting, the representatives of Cravath reviewed with the members of the Board their fiduciary duties in the context of an unsolicited offer to acquire the Company and representatives of Goldman Sachs and Centerview reviewed with the Board their respective preliminary financial analyses of Novartis's proposal. The Board discussed its view that the Company needed to maintain its focus on its business and preparation for approval and commercial launch of AVXS-101 and the risks that consideration of a transaction could pose to the Company, including the potential for distraction at a crucial point in the regulatory process and that the potential timing of a transaction could impede the Company's ability to successfully launch AVXS-101. The Board discussed, in particular, the Company's near-term need to begin to hire a sales force to execute the launch of AVXS-101. At this meeting, the Board discussed with senior management the Company's prospects generally and assumptions relating to launch dates and pricing models in respect of AVXS-101 made by senior management. Finally, a representative of Cravath discussed with the Board potential regulatory risks relevant to the Board's consideration of a transaction with Novartis. The Board determined to engage in discussions with Novartis and seek, among other things, an increase in the offer price and a clear understanding and agreement from Novartis of the need for closing certainty and the allocation of certain regulatory, manufacturing and clinical risks to Novartis for the period between signing and closing. The Board also determined to reject Novartis' request for a period of exclusivity. The Board also directed management and representatives of Goldman Sachs and Centerview to engage in discussions with Company C to explore its interest in an acquisition of the Company.

        On February 28, 2018, Mr. Nolan spoke telephonically with Dr. Narasimhan. During the call, Mr. Nolan informed Dr. Narasimhan that the Board had rejected Novartis' request for a period of exclusivity, but that the Board was willing to engage in discussions with Novartis regarding a potential transaction, with the expectation that Novartis would increase its offer price following a targeted due diligence review. Mr. Nolan also informed Dr. Narasimhan about the importance to the Board of certain key risk allocation and transaction certainty terms, including with respect to Novartis's commitment to obtain regulatory approvals in respect of the transaction, and reiterated the Board's concern that discussions regarding a potential transaction could interfere with the Company's business and its preparation for approval and launch of AVXS-101. Mr. Nolan and Dr. Narasimhan also discussed certain next steps regarding the due diligence process.

        On March 1, 2018, the Company provided a confidentiality agreement to Novartis, which was negotiated over the next several days among representatives of the Company, Novartis, Cravath and Hogan Lovells US LLP, Novartis's legal counsel ("Hogan Lovells"), and executed on March 5, 2018. Also on March 1, 2018, Novartis provided a diligence request list and a number of diligence questions to the Company. Access to the Company's online data room was granted to Novartis on March 5, 2018.

        On March 6, 2018, Mr. Nolan emailed Dr. Narasimhan to emphasize the Board's view that Novartis would need to provide a high degree of closing certainty, including committing to take any and all actions required to obtain regulatory approvals in respect of a potential transaction and assuming the risk with respect to certain key regulatory and clinical developments between signing and closing of a transaction and Mr. Nolan and Dr. Narasimhan further discussed these matters telephonically on March 7, 2018.

        Also on March 6, 2018, representatives of Cravath spoke with representatives of Hogan Lovells regarding such key risk allocation and closing certainty terms.

        On March 8, 2018, representatives of Goldman Sachs and Centerview spoke telephonically with representatives of Company C, who confirmed Company C's interest in exploring a potential acquisition of the Company. Following this conversation, at the direction of the Board, representatives of Goldman Sachs and Centerview provided a confidentiality agreement to Company C, which agreement was negotiated over the next several days and executed on March 10, 2018.

        On March 9, 2018, representatives of Cravath spoke telephonically with representatives of Hogan Lovells and Freshfields Bruckhaus Deringer LLP ("Freshfields"), Novartis's outside regulatory counsel, regarding the importance of closing certainty to the Board and various regulatory considerations relevant to a potential acquisition of the Company by Novartis.

        On March 10, 2018, representatives of the Company met in-person with representatives of Novartis to discuss, among other things, the Company's manufacturing process and certain safety, efficacy, regulatory, commercial and other matters, including the Company's Rett syndrome and amyotrophic lateral sclerosis programs.

        On March 12, 2018, representatives of Cravath sent a draft merger agreement to representatives of Hogan Lovells.

        On March 12 and 13, 2018, representatives of the Company and Novartis discussed, as part of Novartis's diligence review, various matters related to AVXS-101 clinical trials.

        In addition, during the period between March 14, 2018 and March 18, 2018, Novartis continued its diligence review of the Company. During this period, the Company continued to make available additional diligence information and materials, and representatives of the Company and Novartis conducted frequent diligence calls.

        On March 14, 2018, Mr. Nolan spoke telephonically with a representative of Company C and expressed the Board's view that, in light of the Company's upcoming clinical and regulatory milestones, a potential transaction would need to provide a high degree of closing certainty.

        On March 16, 2018, representatives of the Company met in-person with representatives of Company C to discuss, among other things, the Company's manufacturing process and certain clinical, regulatory, commercial, legal, human resources and other matters.

        On March 16, 2018, representatives of Cravath discussed with representatives of Company C's outside counsel certain key transaction terms relating to closing certainty and the allocation of certain regulatory and clinical risks between signing and closing. Following such discussion, representatives of Cravath sent a draft merger agreement to representatives of Company C's outside counsel.

        Also on March 16, 2018, representatives of Hogan Lovells sent a revised draft merger agreement to representatives of Cravath.

        On March 18, 2018, representatives of Cravath and Hogan Lovells discussed certain terms of the revised draft merger agreement provided by Hogan Lovells, including the provisions relating to closing certainty and certain risk allocation provisions that had been previously discussed among the Company, Novartis, Cravath and Hogan Lovells. Also on March 18, 2018, Mr. Michael B. Johannesen, Senior Vice President, General Counsel and Chief Compliance Officer of the Company, informed representatives of Novartis that the Company had decided to postpone a proposed site visit by Novartis of the Company's manufacturing facility and, among other things, delay further diligence in light of the lack of alignment between the Company and Novartis with respect to such closing certainty and risk allocation terms.

        During the weeks of March 19 and March 26, 2018, representatives of the Company continued to speak telephonically and meet in-person with representatives of Company C to discuss certain diligence items.

        On March 21, 2018, Mr. Nolan spoke with a representative of Company C. During the call, the representative of Company C provided a preliminary indication of interest to acquire the Company for $175.00 per share in cash and stated that Company C was investigating potential sources of additional value.

        On March 22, 2018, representatives of Company C's outside counsel sent a revised draft merger agreement to representatives of Cravath.

        On March 23, 2018, Mr. Nolan spoke telephonically with Dr. Narasimhan and Mr. Sheail to discuss certain key closing certainty and risk allocation terms proposed by Novartis, including the proposed outside date for the transaction, the commitments Novartis was prepared to make in order to obtain regulatory approvals for the transaction and the allocation of certain regulatory and clinical risks between signing and closing.

        On March 25, 2018, representatives of Cravath spoke telephonically with representatives of each of Hogan Lovells and Company C's outside counsel regarding various provisions of the draft merger agreements.

        On March 26, 2018, representatives of Cravath sent a revised merger agreement to representatives of each of Hogan Lovells and Company C's outside counsel.

        Also on March 26, 2018, Mr. Sheail, Ms. Keren Haruvi and Mr. Augusto Lima, Global Head of Mergers & Acquisitions at Novartis and Head of Legal Transactions at Novartis, respectively, had a telephonic meeting with Mr. Johannesen and Mr. Session regarding various post-closing employee retention matters and certain matters related to the diligence process.

        On March 27, 2018, Mr. Sheail, Mr. Nolan and Mr. Johannesen held a telephonic discussion regarding certain key employees.

        On March 28, 2018, Mr. Nolan spoke telephonically with a representative of Company C. During the call, the representative of Company C provided an improved proposal to acquire the Company for $185.00 per share in cash and reiterated that Company C was investigating potential sources of additional value.

        On March 30, 2018, Mr. Nolan spoke with Dr. Narasimhan and Mr. Sheail. Dr. Narasimhan provided an improved offer price of $200.00 per share in cash and proposed, among other things, a "reverse termination fee" of 5.0%, a 3.5% Company termination fee, in each case based on the fully diluted transaction equity value calculated using the proposed offer price, and an initial outside date of eight months with a possible four month extension. During the call, Dr. Narasimhan also requested that the Company enter into an exclusivity agreement with Novartis at this stage. Mr. Nolan then informed Dr. Narasimhan and Mr. Sheail that the Company was also engaged in discussions with another counterparty regarding a potential acquisition of the Company. The parties then engaged in a discussion of the relative merits of Novartis's revised proposal, including with respect to antitrust matters and proposed outside dates.

        Also on March 30, 2018, Hogan Lovells provided a further revised draft of the merger agreement to Cravath. Additionally, representatives from Hogan Lovells and representatives from Cravath held a telephonic meeting to discuss certain terms of the transaction, including the treatment of Company employee equity awards, whether the parties would enter into exclusivity, the outside date for the completion of the transaction and the treatment of the Company's employee equity awards.

        On March 31, 2018, at the direction of Company management, representatives of Goldman Sachs and Centerview spoke telephonically with representatives of Novartis and Dyal Co. LLC, Novartis's financial advisor, and discussed, among other things, the Company's expectations regarding timing, price and certain contractual terms regarding a potential transaction. The representatives from Goldman Sachs and Centerview indicated that the potential third party bidder had recently provided a competitive proposal to acquire the Company and had committed to a "hell-or-high-water" antitrust efforts standard, and that the Company expected that a transaction with such third party would be consummated in less than three months following the execution of a definitive merger agreement. Additionally, at the direction of Company management, the Goldman Sachs and Centerview representatives stated that the Company would be seeking final proposals from Novartis and the third party bidder on April 6, 2018 and that they would be sending out a process letter on April 2, 2018 that would provide information confirming the expectation of final proposal submission, including timing requirements.

        Also on March 31, 2018, at the direction of Company management, representatives of Goldman Sachs and Centerview spoke telephonically with a representative of Company C and discussed, among other things, the Company's expectations regarding timing, the fact that Company C's latest offer price was not the highest price currently proposed and certain contractual terms.

        On April 2, 2018, the Board held a meeting with representatives of Cravath and members of senior management, and, for portions of the meeting, representatives of Goldman Sachs and Centerview. A representative of Cravath reminded the Board of its earlier discussion relating to its fiduciary duties and reviewed the key legal terms of the draft merger agreement with each of Novartis and Company C. The Board discussed, among other things, the ongoing process and negotiations with each of Novartis and Company C and the Company's operations and upcoming regulatory and clinical milestones. Management and representatives of Cravath also discussed with the Board the potential regulatory review process in respect of a transaction with Novartis relative to Company C.

        Also on April 2, 2018, Mr. Nolan spoke telephonically with Dr. Narasimhan regarding certain key terms contained in the draft merger agreement, including the proposed outside date for the transaction. On the same day, at the direction of Company management, representatives of Goldman Sachs and Centerview sent a process letter to each of Novartis and Company C requesting that it submit a revised draft merger agreement by April 4, 2018 and a final proposal, including offer price and a revised merger agreement, by noon Eastern Time on April 6, 2018. Later that day, representatives of Cravath provided further revised draft merger agreements to each of Hogan Lovells and Company C's outside counsel.

        In the late evening of April 2, 2018, Mr. Nolan received a phone call from a representative of Company C. The representative informed Mr. Nolan that Company C was uncomfortable increasing its offer price, especially in light of the stage of approval regarding AVXS-101.

        On April 3, 2018, representatives of Centerview spoke telephonically with a representative of Company C. The representative of Company C emphasized Company C's strong interest in an acquisition of the Company, but confirmed that Company C was not in a position to increase its offer price at this point in the Company's development stage and that Company C was therefore withdrawing from the process.

        Also on April 3, 2018, representatives of AveXis hosted a visit for representatives of Novartis at the manufacturing facility of AveXis in Libertyville, Illinois. Subject matter areas of discussion included manufacturing, quality control, engineering and health and safety.

        Also on April 3, 2018, Mr. Johannesen emailed Mr. Sheail and Mr. Lima regarding certain terms of the draft merger agreement, including the proposed outside date for the transaction.

        On April 4, 2018, representatives of Hogan Lovells sent a revised draft merger agreement to representatives of Cravath.

        On April 5, 2018, various representatives of the Company and Novartis spoke telephonically regarding certain outstanding contractual terms. On the same day, Cravath provided a revised draft of the merger agreement to Hogan Lovells.

        On April 6, 2018, the Company received a final proposal from Novartis that had been approved by Novartis' Board, which outlined the acquisition of the Company for $218.00 per share in cash and an initial outside date for the transaction of three months, subject to an increase to $225.00 per share in cash in the event Novartis decided to extend the outside date in accordance with the terms of the Merger Agreement. The final proposal also provided for a termination fee that may be required to be paid by the Company under specified circumstances, including termination of the Merger Agreement by the Company to accept a Superior Proposal, equal to $284 million and a "reverse termination fee" equal to $437 million required to be paid by Novartis under specified antitrust-related circumstances, which fee would increase by an additional $105 million to $542 million if the merger agreement is terminated within 30 calendar days after the initial outside date, by an additional $195 million to $632 million if the merger agreement is terminated between 31 and 60 calendar days after the initial outside date or by an additional $285 million to $722 million if the merger agreement is terminated more than 60 days after the initial outside date. Throughout the course of the day on this date, representatives of Hogan Lovells and representatives of Cravath discussed and exchanged comments to the draft merger agreement. At the conclusion of these discussions, the parties had agreed on the final form of merger agreement.

        Shortly thereafter, the Board held a meeting with representatives of Cravath, and, for portions of the meeting, members of senior management and representatives of Goldman Sachs and Centerview. Representatives from Cravath reviewed with the Board their fiduciary duties as well as certain key legal terms of the Merger Agreement. Representatives from Goldman Sachs reviewed with the Board the key financial terms of the Merger Agreement and Goldman Sachs' financial analysis of the Offer Price of $218.00 per Share, and rendered to the Board Goldman Sachs' oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 6, 2018, that, subject to the factors and assumptions set forth therein, the Offer Price of $218.00 per Share to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. Representatives from Centerview reviewed with the Board the key financial terms of the Merger Agreement and its financial analysis of the Offer Price of $218.00 per Share, and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 6, 2018, that, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price of $218.00 per Share to be paid to the holders of Shares (other than Excluded Shares (as defined herein)) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. For a detailed discussion of Goldman Sachs' Opinion and Centerview's Opinion, please see below in "—Financial Analyses and Opinions". The written opinions delivered by Goldman Sachs and Centerview are attached to this Schedule 14D-9 as Annex A and Annex B, respectively. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously (i) approved the Merger Agreement and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable and fair to, and in the best interests of, the Company and its stockholders and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer. The Compensation Committee of the Board also approved certain employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

        Later in the day on April 6, 2018, Mr. Nolan called Dr. Narasimhan and Mr. Johannesen called Mr. Sheail, in each case, to inform Novartis that the Company's Board had unanimously approved and declared advisable the proposed transaction with Novartis and thereafter on April 6, 2018, the Company, Novartis, and Purchaser executed the Merger Agreement.

        Before the opening of trading on The Nasdaq Stock Market LLC (the "Nasdaq") on April 9, 2018, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.

        On April 17, 2018, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for Recommendation

        In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the senior management of the Company, as well as Goldman Sachs, Centerview and Cravath. In the course of making the determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders and to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger:

  •
  Offer Price; Premium to the Trading Price of AveXis Common Stock. The Board considered the fact that the Offer Price of $218.00 per Share represented a:

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  88% premium to the trading price at which the Shares closed on April 6, 2018, the last trading day before the public announcement of the Offer; and

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  72% premium to the volume weighted average price for the Shares over the 30-day period preceding the public announcement of the Offer.

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  Cash Consideration; Certainty of Value.  The Board considered the fact that the form of consideration payable to the Company's stockholders will be cash, which will provide the Company's stockholders with certainty of value and immediate liquidity, while reducing the risks associated with receiving approval to launch AVXS-101 from the FDA in the United States and similar governmental authorities in the European Union and other jurisdictions and the other risks related to the U.S. launch, as well as the market and long-term business risks related to the Company's future growth prospects.

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  No Financing Condition.  The Board considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement without obtaining third-party financing and that the Transaction is not subject to a financing condition.

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  Strategic Alternatives.  The Board considered the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement, including in respect of the allocation of risks associated with matters related to regulatory approval of the Transaction in the United States and the anticipated approval and launch in the United States of AVXS-101. The Board considered, after discussions with Goldman Sachs, Centerview and senior management, that (i) a broader outreach to potential acquirors could delay a potential transaction and cause significant disruption at a critical stage of the Company's development, putting at risk a transaction with Parent at the price and terms negotiated, (ii) management had spoken with other potential counterparties and that such potential counterparties had not submitted a final proposal regarding a strategic transaction with the Company and (iii) should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Parent and the Company having entered into the Merger Agreement. The Board also considered the possibility of continuing as an independent company. Based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the Board ultimately determined that the Transaction is more favorable to the Company's stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company.

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  Goldman Sachs' and Centerview's Respective Fairness Opinions and Related Analyses.  The Board considered (i) the oral opinion of Goldman Sachs, rendered to the Board on April 6, 2018, which was subsequently confirmed by delivery of a written opinion, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Offer Price of $218.00 per Share to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders and (ii) the oral opinion of Centerview, which was confirmed by delivery of a written opinion dated April 6, 2018, that based upon and subject to the procedures followed, matters considered, and qualifications and limitations on the review undertaken by Centerview in connection with its opinion, the $218.00 per Share in cash to be paid to the holders of the outstanding Shares (other than as specified in each such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Goldman Sachs' Opinion and Centerview's Opinion, please see below in "—Financial Analyses and Opinions". The written opinions delivered by Goldman Sachs and Centerview are attached to this Schedule 14D-9 as Annex A and Annex B, respectively.

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  Negotiation Process.  The Board considered its belief that, after extensive negotiations, the Company obtained the highest price that Parent is willing to pay for the Company, as evidenced by the Company's ability to increase the Offer Price relative to Novartis's initial offer of $190.00 per Share. The Board considered the fact that the terms of the Offer and the Merger were the result of robust arm's-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, with the assistance of experienced financial and legal advisors and in the context of a competitive process.

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  Company Material Adverse Effect.  The Board considered the provisions in the Merger Agreement that provide, among other things, that any determination by, or delay of a determination by, the FDA or any other governmental entity, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, manufacturing, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls (CMC) matters or pre-approval inspection matters relating to any of the Company's product candidates or any products or product candidates of any competitors of the Company, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Company, any of its competitors or any of their respective collaboration partners, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any of the Company's product candidates or any products or product candidates of any competitors of the Company; the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of the Company, any of its competitors or any of their respective collaboration partners or any announcement thereof; increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any of the Company's product candidates or any products or product candidates of any competitors of the Company; any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any governmental entity or representative thereof, or any panel or advisory body empowered or appointed thereby, relating to any of the Company's product candidates or any products or product candidates of any competitors of the Company; any supply chain disruption affecting the Company's product candidates or any products or product candidates of any competitors of the Company; any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any of the Company's product candidates or any products or product candidates of any competitors of the Company; and the expiry, finding of invalidity or unenforceability or loss of exclusivity with respect to any patent owned or licensed by the Company and covering any of the Company's product candidates are excluded from the determination of whether a Company Material Adverse Effect (as defined and more fully described in Section 13—"The Merger Agreement; Other Agreements—The Merger Agreement—Company Material Adverse Effect" in the Offer to Purchase) has occurred that would permit Novartis to elect not to consummate the Offer.

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  Speed of Completion.  The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for the Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company's business would be subject to the potential disruption and uncertainty pending closing. The Board also considered that in the event Novartis elects to extend the Outside Date, the Offer Price will be increased to $225.00 per Share.

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  Product Development and Regulatory Risks.  The Board considered the fact that the Company's lead product development candidate, AVXS-101, has not yet been approved by the FDA or by any similar non-U.S. regulatory body, as well as the status and prospects for the Company's current pipeline in early stages of research and development. The Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates (including AVXS-101), and the risks related to market acceptance of AVXS-101 and the Company's other product candidates, if approved, and other factors potentially impacting the revenues and profitability of biotechnology and pharmaceutical products generally.

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  Product Launch and Commercialization Risks.  The Board considered the uncertainty associated with market demand, pricing, governmental reimbursement and other factors beyond the control of the Company with respect to AVXS-101 and other product candidates in the Company's pipeline, including the fact that the Company had not yet commercialized a product to date.

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  Conditions to Consummation of the Merger; Likelihood of Closing the Merger.  The Board considered the strong likelihood that the Merger will be consummated if the Acceptance Time occurs, given that the consummation of the Merger is subject to limited additional conditions following the Acceptance Time of the Offer and that the parties elected to have the Merger Agreement be effected by Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the Acceptance Time without a vote of the Company's stockholders.

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  Terms of the Merger Agreement.  The Board considered the terms and conditions of the Merger Agreement, including:

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  the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain proposals relating to alternative acquisition transactions;

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  the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or modify its recommendation in favor of the Offer if the Board determines, in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law in the following circumstances: (i) the Company receives an alternative acquisition proposal that the Board determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes a superior proposal or (ii) an event, occurrence, fact or change that materially affects the Company's business, assets or operations occurs or arises after the date of the Merger Agreement that was not known or reasonably foreseeable to the Board as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable), which event, occurrence, fact or change, or consequence thereof, becomes known to the Board prior to the Acceptance Time;

    •
    the belief of the Board that the $284 million termination fee, representing approximately 3.25% of the equity value of the Company at the Offer Price of $218.00 per Share, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

    •
    the obligation of Novartis to take all actions necessary to obtain antitrust approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (other than any action with respect to AVXS-101), including, among other things, (i) entering into settlements, undertakings or consent decrees with a regulatory authority, (ii) defending through litigation any claim challenging the Merger Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order vacated or reversed, (iii) divesting or holding separate any assets or businesses of Novartis or the Company and (iv) terminating existing relationships, contractual rights or obligations of Novartis or the Company, in each case other than with respect to AVXS-101;

    •
    the obligation of Novartis to pay to the Company a $437 million "reverse termination fee", representing approximately 5.00% of the equity value of the Company at the Offer Price of $218.00 per Share, in connection with the termination of the Merger Agreement under specified antitrust-related circumstances, which fee increases in the event Parent elects to extend the Outside Date in accordance with the terms of the Merger Agreement; and

    •
    the conditions to the Offer, including the fact that the Offer is conditioned upon there being validly tendered in the Offer and "received" by the "depository" (as such terms are defined in Section 251(h) of the DGCL) and not properly withdrawn prior to the then-scheduled expiration date of the Offer that number of Shares that represents one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer, including for the purposes of this calculation, the aggregate number of Shares issuable to holders of Company stock options, Company warrants, Company restricted stock units and Company performance stock units (the "Minimum Tender Condition"), which Minimum Tender Condition, if satisfied, would demonstrate strong support by the Company's stockholders for the Transaction.

  •
  Appraisal Rights.  The Board considered the availability of appraisal rights under the DGCL to Company stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery. See "Item 8. Additional Information—Appraisal Rights" for more information.

        In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

  •
  No Participation in the Company's Future Growth or Earnings.  The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions and/or is successful in commercializing AVXS-101 or any other product candidates.

  •
  Disruption of the Company's Business.  The Board considered the effect of a public announcement of the Transaction on the Company's operations, stock price and employees and its ability to attract and retain key management, sales and other personnel while the Offer and the Merger are pending and the potential adverse effects on the financial and other results of the Company and the anticipated U.S. launch of AVXS-101 as a result of that disruption.

  •
  Non-Solicitation Covenant.  The Board considered that the Merger Agreement imposes restrictions on the Company's solicitation of acquisition proposals from third parties and requires the Company to provide Novartis with an opportunity to propose adjustments to the Merger Agreement prior to the Company being able to terminate the Merger Agreement and accept a superior proposal, although the Board believes this would not preclude another potential acquiror from submitting a proposal to acquire the Company.

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  Termination Fee.  The Board considered the fact that the Company must pay Novartis a termination fee of $284 million if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Novartis as a condition to entering into the Merger Agreement.

  •
  Interim Operating Covenants.  The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company's business prior to the consummation of the Offer, requiring the Company to conduct its and its subsidiaries' business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger.

  •
  Risks the Offer and the Merger May Not Be Completed.  The Board considered the possibility that the Transaction might not be consummated, including the adverse effects that a failure to consummate the Transaction could have on the Company's business, the market price for the Shares and the Company's relationships with employees, suppliers and others, including the fact that (i) the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction; (ii) the Company will have incurred significant transaction costs; (iii) the market's perception of the Company's prospects could be adversely affected; and (iv) the Company's continuing business relationships may be disrupted at a crucial time in connection with the anticipated United States launch of AVXS-101.

  •
  Regulatory Matters.  The Board considered the regulatory approvals that would be required to consummate the Transaction and the prospects for receiving such approvals. The Board considered the fact that (i) the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and taking certain other necessary actions and (ii) Novartis would not be required to agree to sell, divest or otherwise convey or hold separate AVXS-101, or take other actions with respect to AVXS-101.

  •
  Potential Conflicts of Interest.  The Board considered the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which may be different from or in addition to those of other stockholders, as more fully described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current AveXis Directors and Executive Officers".

  •
  Tax Treatment.  The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company for United States federal income tax purposes. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Board believed were appropriate. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of information presented to, and considered by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

        As of April 5, 2018, the directors and officers of AveXis, as a group, beneficially owned 4,246,558 Shares (excluding any Shares deliverable upon exercise or conversion of any AveXis Options, AveXis RSUs and the PBM Warrants), representing approximately 11.53% of the then-outstanding Shares. To AveXis' knowledge, after making reasonable inquiry, each of AveXis' executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority, Shares which may be retained in order to facilitate estate and tax planning dispositions and any Shares deliverable upon exercise or conversion of AveXis Options, AveXis RSUs and the PBM Warrants).

Financial Analyses and Opinions

Opinion of Goldman Sachs

        Goldman Sachs rendered its opinion to the Board that, as of April 6, 2018, and based upon and subject to the factors and assumptions set forth therein, the $218.00 per Share to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. Goldman Sachs expressed no opinion as to any Additional Per Share Consideration.

        The full text of the written opinion of Goldman Sachs, dated April 6, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

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  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2017 and the Company's Registration Statement on Form S-1, including the prospectus contained therein dated February 9, 2016, relating to the initial public offering of 4,250,000 Shares;

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  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

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  certain other communications from the Company to its stockholders;

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  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, which were approved for Goldman Sachs' use by the Company and are referred to as the

    Adjusted Forecasts (for more information, see below under the caption "—Certain AveXis Forecasts" for a discussion of the Adjusted Forecasts), and certain net operating loss ("NOLs") estimates prepared by the management of the Company, as approved for Goldman Sachs' use by the Company (the "NOL Estimates").

        Goldman Sachs' also held discussions with members of the senior management of the Company regarding its assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the healthcare industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the Company's consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company's consent that the Adjusted Forecasts and the NOL Estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs' opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than Novartis and its affiliates) of Shares, as of the date thereof, of the $218.00 per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $218.00 per Share to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Novartis or the ability of the Company or Novartis to pay their respective obligations when they come due. Goldman Sachs' opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs' assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs' advisory services and the opinion expressed therein were provided for the information and assistance of the Board in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 5, 2018, the last trading day before the date of Goldman Sachs' opinion, and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    Goldman Sachs reviewed the historical intraday trading prices for the Shares for the 52-week period ended April 5, 2018. Goldman Sachs noted that, during this time period, the intraday trading price of the Shares ranged from a low of $65.23 to a high of $138.46.

        In addition, Goldman Sachs analyzed the $218.00 per Share to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price of $119.60 on April 5, 2018, the last trading day before the date of Goldman Sachs' opinion, and the 30-day volume weighted average trading price of $127.72 per Share during the one-month period ending on April 5, 2018.

        This analysis indicated that the $218.00 per Share to be paid to the Company's stockholders pursuant to the Merger Agreement represented:

  •
  a premium of 82% to the closing price of $119.60 per Share on April 5, 2018; and

  •
  a premium of 71% to the 30-day volume weighted average price of $127.72 per Share during the one-month period ending on April 5, 2018.

        Illustrative Discounted Cash Flow Analysis.    Using the Adjusted Forecasts and the NOL Estimates, Goldman Sachs performed an illustrative discounted cash flow analysis of the Company. Using discount rates ranging from 10.5% to 12.5%, reflecting estimates of the Company's weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2018 (i) estimates of unlevered free cash flow for the Company for the years 2018 through 2029 as reflected in the Adjusted Forecasts and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 1.0% to 3.0%, to a terminal year estimate of the free cash flow to be generated by the Company, as reflected in the Adjusted Forecasts. Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including a company's target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and an estimated beta for a company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Adjusted Forecasts and market expectations regarding long-term real growth of United States gross domestic product and inflation. In addition, using a discount rate of 11%, reflecting an estimate of the Company's cost of equity, Goldman Sachs discounted to present value as of March 31, 2018 the estimated benefits of the Company's NOLs, for the years 2018 through 2029, as reflected in the NOL Estimates. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for the Company the net cash of the Company as of March 31, 2018, which was provided by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the Company, calculated using the treasury stock method and data provided by the management of the Company, to derive a range of illustrative present values per Share ranging from $106.26 to $146.49.

        Premia Analysis.    Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for certain transactions announced between January 1, 2012 and April 5, 2018 involving targets that were public, late-stage biotechnology companies and where the disclosed transaction values were between $5 billion and $12 billion.

Date Announced	Acquiror	Target	Premium to Target's Last Undisturbed / One-Day Prior to Transaction Announcement Closing Share Price
January 22, 2018	Celgene Corporation	Juno Therapeutics, Inc.	91%
January 22, 2018	Sanofi S.A.	Bioverativ, Inc.	64%
August 28, 2017	Gilead Sciences, Inc.	Kite Pharma, Inc.	29%
May 16, 2016	Pfizer Inc.	Anacor Pharmaceuticals, Inc.	55%
November 2, 2015	Shire plc	Dyax Corp.	35%
July 14, 2015	Celgene Corporation	Receptos, Inc.	45%
May 6, 2015	Alexion Pharmaceuticals, Inc.	Synageva BioPharma Corp.	136%
January 11, 2015	Shire plc	NPS Pharmaceuticals, Inc.	51%
December 8, 2014	Merck & Company, Inc.	Cubist Pharmaceuticals, Inc.	37%
August 24, 2014	Roche Holding AG	InterMune, Inc.	63%
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals Inc.	44%
June 29, 2012	Bristol-Myers Squibb Company	Amylin Pharmaceuticals, Inc.	101%

        For the transactions above, using publicly available information, Goldman Sachs calculated the high, mean, median and low transaction premium to the target's last undisturbed or one-day prior to announcement of the transaction closing share price. This analysis indicated a high premium of 136%, a mean premium of 63%, a median premium of 53% and a low premium of 29% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 50% to 90% to the undisturbed closing price per Share of $119.60 as of April 5, 2018 and calculated a range of implied equity values per Share of $179.40 to $227.24.

        General.    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, Novartis or the Transaction.

        Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view of the $218.00 per Share to be paid to the holders (other than Novartis and its affiliates) of Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Novartis, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Offer Price was determined through arm's-length negotiations between the Company and Novartis and was approved by the Board. Goldman Sachs did not recommend any specific consideration to the Company or its Board or that any specific consideration constituted the only appropriate consideration for the Transaction.

        As described above, Goldman Sachs' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Novartis, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as a financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner in connection with the Company's public offering of 4,250,000 Shares in September 2016; bookrunner in connection with the Company's public offering of 3,575,000 Shares in June 2017; and lead bookrunner in connection with the Company's public offering of 3,921,600 Shares in January 2018. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Novartis and/or its affiliates from time to time for which its Investment Banking Division has received, and/or may receive, compensation including having acted as joint bookrunner in connection with the public offering by Novartis of its 3.100% Guaranteed Global Notes due 2027, 2.400% Guaranteed Global Notes due 2022 and 1.800% Guaranteed Global Notes due 2020 (aggregate principal amount $3,000,000,000) in February 2017; and having acted as financial advisor to Novartis in connection with the pending sale of its 36.5% stake in its Consumer Healthcare joint venture to GlaxoSmithKline announced in March 2018. During the two-year period ended April 6, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Novartis and/or its affiliates of approximately $1.3 million. Goldman Sachs may also in the future provide investment banking services to the Company, Novartis and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

        The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated February 21, 2018, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company. The engagement letter between the Company and Goldman Sachs provides for fees for Goldman Sachs' services in connection with the Transaction, all of which are contingent upon consummation of the Transaction and are estimated to be approximately $48.0 million, and the Company has agreed to reimburse certain of Goldman Sachs' expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement.

Opinion of Centerview

        The Company retained Centerview as a financial advisor to the Company in connection with the Transaction. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares that are owned by the Company, Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company and (ii) Shares that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, "Excluded Shares") of the $218.00 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. On April 6, 2018, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 6, 2018 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $218.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Centerview expressed no view or opinion as to any Additional Per Share Consideration.

        The full text of Centerview's written opinion, dated April 6, 2018, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview's written opinion attached as Annex B. Centerview's financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview's opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the $218.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Centerview's opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter.

        The full text of Centerview's written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  a draft of the Merger Agreement dated April 6, 2018, referred to in this summary of Centerview's opinion as the "Draft Merger Agreement";

  •
  Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Adjusted Forecasts, and which are collectively referred to in this summary of Centerview's opinion as the "Internal Data".

        Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company's consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company's direction, that the Internal Data (including, without limitation, the Adjusted Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company's direction, on the Internal Data for purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company's direction, that the final executed Merger Agreement would not differ in any respect material to Centerview's analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company's direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion expressed no view as to, and did not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of the Shares (other than Excluded Shares) of the $218.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the $218.00 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview' written opinion. Centerview's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter. Centerview's financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

        The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview's opinion, dated April 6, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview's financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 5, 2018 (the last trading day prior to the preparation of the financial analysis presented by the financial advisors at the April 6, 2018 meeting of the Board) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

        Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded companies that Centerview selected based on its experience and professional judgment (which are referred to as the "selected companies" in this summary of Centerview's opinion). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview's analysis, may be considered similar to those of the Company.

        However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

        Using publicly available information obtained from SEC filings and other data sources as of April 5, 2018, Centerview calculated, for each selected company, the company's enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as "Enterprise Value".

        The selected companies are summarized below (dollars in billions):

Selected Companies	Enterprise Value
Amicus Therapeutics, Inc.	$2.6
Array BioPharma Inc.	3.0
Ascendis Pharma A/S	2.2
bluebird bio, Inc.	7.5
Blueprint Medicines Corporation	3.6
Esperion Therapeutics, Inc.	1.7
FibroGen, Inc.	3.5
Galapagos NV	3.7
Global Blood Therapeutics, Inc.	1.8
GW Pharmaceuticals plc	2.6
Idorsia Pharmaceuticals Ltd	2.0
Immunomedics, Inc.	2.4
Ionis Pharmaceuticals, Inc.	5.2
Loxo Oncology, Inc.	3.1
MorphoSys AG	2.7
Sage Therapeutics, Inc.	6.2
The Medicines Company	2.9

Median	$2.9

        Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $3.00 billion to $5.25 billion. In selecting this range of Enterprise Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Value and adding to it the Company's net cash and cash equivalents balance as of March 31, 2018, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $92.10 to $147.50, rounded to the nearest $0.05. Centerview then compared this range to the $218.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Transactions Analysis

        Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transaction. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview's analysis, may be considered similar to the Transaction. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

        However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transaction, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transaction and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

        Using publicly available information obtained from SEC filings and other data sources as of April 5, 2018, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as "Transaction Value".

        The selected transactions considered in this analysis are summarized below (dollars in billions):

Date Announced	Target	Acquiror	Transaction Value
01/29/18	Ablynx NV	Sanofi S.A.	$4.4
01/22/18	Juno Therapeutics, Inc.	Celgene Corporation	9.9
10/30/17	Advanced Accelerator Applications S.A.	Novartis AG	3.7
08/28/17	Kite Pharma, Inc.	Gilead Sciences, Inc.	11.2
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	5.2
04/28/16	Stemcentrx, Inc.	AbbVie Inc.	5.8
12/17/15	Acerta Pharma	AstraZeneca PLC	7.0
11/02/15	Dyax Corp.	Shire plc	5.6
07/14/15	Receptos, Inc.	Celgene Corporation	7.2
05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.	8.2
03/30/15	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.	3.2
08/24/14	InterMune, Inc.	Roche Holding AG	8.4
11/21/11	Pharmasset, Inc.	Gilead Sciences, Inc.	10.9

Median			$7.0

        Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $5.25 billion to $8.5 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it the Company's net cash and cash equivalents balance as of March 31, 2018, as set forth in the Internal Data, resulted in an implied per share equity value range for Shares of approximately $147.50 to $226.70, rounded to the nearest $0.05. Centerview then compared this range to the $218.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

        Centerview performed a discounted cash flow analysis of the Company based on the Adjusted Forecasts and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Certain AveXis Forecasts". A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the "present value" of estimated future cash flows of the asset or set of assets. "Present value" refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        In performing this analysis, Centerview calculated a range of equity values for the Company by (a) discounting to present value as of March 31, 2018 using discount rates ranging from 10.5% to 12.5% (reflecting Centerview's analysis of the Company's weighted average cost of capital) and the mid-year convention: (i) the forecasted risk adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2018 and ending on December 31, 2029 utilized by Centerview as set forth in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Certain AveXis Forecasts", (ii) an implied terminal value of the Company, calculated by Centerview applying a perpetuity growth rate of 2% to the Company's after-tax unlevered free cash flows for the terminal year (as set forth in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Certain AveXis Forecasts") and (iii) net present value of tax savings from usage of net operating losses and future losses and (b) adding to the foregoing results the Company's net cash and cash equivalents balance as of March 31, 2018, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and performance stock units) as of April 5, 2018 based on the Internal Data to derive a range of implied values per Share of approximately $109.40 to $135.85 per Share, rounded to the nearest $0.05. Centerview compared this range to the $218.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

        Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

  •
  Historical Stock Price Trading Analysis.  Centerview reviewed historical share price performance of Shares for the 52-week period ended April 5, 2018, which reflected low and high closing prices for the Shares during this 52-week period of $67.48 and $136.93.

  •
  Analyst Price Target Analysis.  Centerview reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of April 5, 2018, noting these stock price targets ranged from $52.00 per Share to $171.00 per Share.

  •
  Premia Paid Analysis.  Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in "—Summary of Centerview Financial Analysis—Selected Transactions Analysis", for which premium data was available. Centerview calculated, for each such transaction, the percentage premium represented by the transaction price per share (excluding any contingent consideration) to the target company's market price per share on the trading day prior to the first public knowledge of the possibility of the transaction, which is referred to as % premium to 1-day unaffected price. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 40% to 80% to the Company's closing stock price on April 5, 2018 (the last trading day prior to the preparation of the financial analysis presented by the financial advisors at the April 6, 2018 meeting of the Board) of $119.60, which resulted in an implied price range of approximately $167.45 to $215.30 per Share, rounded to the nearest $0.05.

General

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        Centerview's financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the $218.00 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or any Additional Per Share Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm's-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

        Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview did not provide financial advisory or other services to the Company and Centerview did not receive any compensation from the Company. In the two years prior to the date of its written opinion, Centerview provided, and is currently providing, financial advisory services to Parent unrelated to the Company and the Transaction, and Centerview did not receive any compensation from Parent. Centerview anticipates that in the future it will receive, compensation from Parent for such services. Centerview may provide financial advisory and other services to, or with respect to, the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview's and Centerview affiliates' directors, officers, members and employees, or family members of such persons, (ii) of Centerview's affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

        The Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview's reputation and experience in providing M&A advisory services to the healthcare sector. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

        In connection with Centerview's services as a financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $39.2 million, $2.0 million of which was payable upon the rendering of Centerview's opinion and approximately $37.2 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview's engagement.

Certain AveXis Forecasts

Important Information Concerning the AveXis Management Forecasts

        The Company, which does not yet have any marketed products, does not make public long-term projections as to future revenues, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, as the Company believes it is approaching FDA approval and commercial launch of its AVXS-101 product candidate, the Company began constructing a financial model to set expectations for the Company's financial performance and to provide a basis for valuing the Company.

        In connection with the Board's evaluation of the Offer and the Merger and other strategic alternatives available to AveXis, AveXis' management prepared certain unaudited prospective financial information for the years 2018 through 2029 (the "Adjusted Forecasts"). The Adjusted Forecasts were based on certain internal assumptions about the probability of success of, timing of regulatory approval and expected launch dates for, pricing and peak net sales amounts in respect of each of the Company's product candidates, other relevant factors relating to commercialization and research and development and general administrative expenses. All of these factors are difficult to predict and many are beyond AveXis' control. AveXis' management provided the Adjusted Forecasts to the Board in April 2018 for purposes of considering and evaluating Parent's acquisition proposal, and to Goldman Sachs and Centerview in connection with the rendering of Goldman Sachs' and Centerview's respective opinions to the Board and in performing their respective related financial analyses, as described above under the heading "—Financial Analyses and Opinions".

        The following is a summary of the Adjusted Forecasts:

Fiscal Year Ending December 31,
(Dollars in millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
TOTAL NET REVENUE	104	532	1,430	1,638	1,110	1,112	1,525	1,650	1,229	1,222	1,240	1,269
TOTAL GROSS PROFIT	66	349	1,061	1,187	767	775	1,127	1,234	967	959	971	1,050
TOTAL R&D EXPENSE	(347)	(218)	(204)	(106)	(108)	(103)	(93)	(83)	(94)	(98)	(103)	(105)
TOTAL SG&A EXPENSE	(128)	(157)	(146)	(160)	(198)	(209)	(172)	(151)	(197)	(192)	(177)	(174)
OPERATING INCOME	(409)	(26)	711	921	461	464	862	1,000	676	669	690	771
UNLEVERED AFTER-TAX FREE CASH FLOW PER GOLDMAN SACHS(1)	(356)	(138)	440	514	293	331	632	754	556	533	545	608
UNLEVERED AFTER-TAX FREE CASH FLOW PER CENTERVIEW(2)	(356)	(138)	440	514	293	331	639	756	565	544	563	619

(1)
Unlevered Free After-Tax Cash Flow was calculated by Goldman Sachs using operating income, adding back (a) depreciation and amortization and (b) gain from potential sale of priority review voucher, and subtracting

  (a) taxes, (b) capital expenditures, (c) net changes in working capital and (d) cost to in-license programs A, B, and C, in each case as provided by Company management, and which calculation was approved by the Company's management for purposes of Goldman Sachs' financial analyses and opinion.

(2)
Unlevered Free After-Tax Cash Flow was calculated by Centerview using operating income, adding back (a) gain from potential sale of priority review voucher and (b) the research and development expenses related to future potential in-license programs B and C, adding or subtracting (as applicable) the net impact of depreciation and amortization, capital expenditures and changes in net working capital and subtracting (a) taxes and (b) cost to in-license program A, in each case, as provided by Company management.

        Prior to the execution of the Merger Agreement, AveXis provided to Parent and Purchaser, among other things, unaudited prospective financial information for the years 2018 through 2022 for three cases reflecting varying pricing assumptions, which are shown in the tables below (the "Unadjusted Forecasts" and, together with the Adjusted Forecasts, the "Forecasts"). The Unadjusted Forecasts, unlike the prospective financial information contained in the Adjusted Forecasts, were managerial forecasts developed for capacity and operational planning purposes, rather than for financial analysis and valuation purposes, and were not adjusted by AveXis management to reflect the probabilities of success associated with each of the Company's product candidates and programs.

        The following is a summary of the Unadjusted Forecasts:

Case 1

Fiscal Year Ending December 31,
(Dollars in millions)

	2018	2019	2020	2021	2022
TOTAL NET REVENUE	116	614	2,653	2,763	1,471
TOTAL GROSS PROFIT	73	403	2,036	2,072	1,032
TOTAL R&D EXPENSE(1)	(347)	(218)	(337)	(192)	(184)
TOTAL SG&A EXPENSE	(142)	(181)	(239)	(247)	(255)
OPERATING INCOME	(416)	4	1,460	1,633	594

(1)
Excluding impact of programs A, B and C.

Case 2

Fiscal Year Ending December 31,
(Dollars in millions)

	2018	2019	2020	2021	2022
TOTAL NET REVENUE	139	733	3,130	3,205	1,629
TOTAL GROSS PROFIT	93	503	2,436	2,443	1,165
TOTAL R&D EXPENSE(1)	347	218	337	192	184
TOTAL SG&A EXPENSE	142	181	239	247	255
OPERATING INCOME	(396)	105	1,860	2,004	726

(1)
Excluding impact of programs A, B and C.

 Case 3

Fiscal Year Ending December 31,
(Dollars in millions)

	2018	2019	2020	2021	2022
TOTAL NET REVENUE	162	853	3,606	3,647	1,786
TOTAL GROSS PROFIT	113	604	2,836	2,814	1,297
TOTAL R&D EXPENSE(1)	347	218	337	192	184
TOTAL SG&A EXPENSE	142	181	239	247	255
OPERATING INCOME	(377)	205	2,260	2,375	859

(1)
Excluding impact of programs A, B and C.

Additional Information Concerning the Forecasts

        The summary of the Forecasts is included in this Schedule 14D-9 solely to give AveXis stockholders access to certain financial forecasts that were made available to the Board, Goldman Sachs, Centerview, Purchaser and Parent and is not being included in this Schedule 14D-9 to influence an AveXis stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. The Forecasts summarized in this section were prepared by the management of AveXis.

        No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Deloitte & Touche LLP and PricewaterhouseCoopers LLP reports included in AveXis' Annual Report on Form 10-K for the fiscal year ended December 31, 2017 relate solely to the historical financial information of AveXis and to an assessment of AveXis' internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

        By including the Forecasts in this Schedule 14D-9, neither AveXis nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of AveXis, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. AveXis has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

        The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of AveXis, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither AveXis nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

        In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain, including as a result of the Company not currently having any marketed products, and many of which are beyond the Company's control. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of AVXS-101 and the Company's other product candidates. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for the Company's product candidates. There can be no assurance of the approval, or timing of such approval, of any of the Company's clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approval and launch, success of clinical testing, labeling, market uptake of AVXS-101 and the Company's other product candidates, the effect of regulatory actions, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in AveXis' SEC filings, including AveXis' Annual Report on Form 10-K for the fiscal year ended December 31, 2017, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described under the section below entitled "Cautionary Statement Regarding Forward-Looking Statements". The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

        Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that the Company's competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results. The Forecasts were developed for AveXis on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to AveXis' operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

        The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        AveXis has retained Goldman Sachs and Centerview as its financial advisors in connection with the evaluation and negotiation of potential strategic transactions, including the Transaction and, in connection with such engagement, Goldman Sachs provided the opinion described in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Goldman Sachs", which is attached as Annex A hereto and is incorporated herein by reference, and Centerview provided the opinion described in "Item 4. The Solicitation or Recommendation—Financial Analyses and

Opinions—Opinion of Centerview", which is attached as Annex B hereto and is incorporated herein by reference.

        For information regarding AveXis' retention of Goldman Sachs and Centerview, see "—Opinion of Goldman Sachs" and "—Opinion of Centerview", in each case under "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions".

        Except as set forth above, neither AveXis nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of AveXis on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

        No transactions with respect to shares of AveXis Common Stock have been effected by AveXis or, to AveXis' knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number Of Shares	Price Per Share	Nature of Transaction
Brian K. Kaspar	4/2/18	4,021	119.29	These sales were effected pursuant to a Rule 10b5-1 Sales Plan adopted August 29, 2017 ("August 2017 Plan")
Brian K. Kaspar	4/2/18	2,836	117.00	Sales pursuant to August 2017 Plan
Brian K. Kaspar	4/2/18	2,007	118.17	Sales pursuant to August 2017 Plan
Brian K. Kaspar	4/2/18	1,182	122.29	Sales pursuant to August 2017 Plan
Brian K. Kaspar	4/2/18	929	121.64	Sales pursuant to August 2017 Plan
Brian K. Kaspar	4/2/18	846	123.16	Sales pursuant to August 2017 Plan
Brian K. Kaspar	4/2/18	3,179	120.18	Sales pursuant to August 2017 Plan
Andrew F. Knudten	4/2/18	2,000	18.17	Shares acquired pursuant to exercise of stock options ("Stock Options")
Andrew F. Knudten	4/2/18	808	119.77	Sales pursuant to August 2017 Plan
Andrew F. Knudten	4/2/18	403	118.58	Sales pursuant to August 2017 Plan
Andrew F. Knudten	4/2/18	373	117.01	Sales pursuant to August 2017 Plan
Andrew F. Knudten	4/2/18	253	122.19	Sales pursuant to August 2017 Plan
Andrew F. Knudten	4/2/18	84	120.42	Sales pursuant to August 2017 Plan
Andrew F. Knudten	4/2/18	79	123.37	Sales pursuant to August 2017 Plan
James J. L'Italien	4/2/18	155	123.32	These sales were effected pursuant to a Rule 10b5-1 Sales Plan adopted September 13, 2017 ("September 2017 Plan")
James J. L'Italien	4/2/18	5,000	18.17	Stock Options
James J. L'Italien	4/2/18	1,297	119.43	Sales pursuant to September 2017 Plan
James J. L'Italien	4/2/18	1,170	117.10	Sales pursuant to September 2017 Plan
James J. L'Italien	4/2/18	1,052	120.11	Sales pursuant to September 2017 Plan
James J. L'Italien	4/2/18	757	122.14	Sales pursuant to September 2017 Plan
James J. L'Italien	4/2/18	569	118.41	Sales pursuant to September 2017 Plan
Phillip B. Donenberg	3/13/18	3,800	0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d) ("16b-3(d) Acquisition")
Michael B. Johannesen	3/13/18	2,500	0.00	16b-3(d) Acquisition
Brian K. Kaspar	3/13/18	3,800	0.00	16b-3(d) Acquisition
Terrence C. Kearney	3/13/18	1,106	0.00	16b-3(d) Acquisition

Name of Person	Transaction Date	Number Of Shares	Price Per Share	Nature of Transaction
Andrew F. Knudten	3/13/18	3,800	0.00	16b-3(d) Acquisition
Bong Koh	3/13/18	1,106	0.00	16b-3(d) Acquisition
James J. L'Italien	3/13/18	3,800	0.00	16b-3(d) Acquisition
Paul B. Manning	3/13/18	1,106	0.00	16b-3(d) Acquisition
Rick Modi	3/13/18	2,500	0.00	16b-3(d) Acquisition
Sukumar Nagendran	3/13/18	3,800	0.00	16b-3(d) Acquisition
Sean P. Nolan	3/13/18	11,000	0.00	16b-3(d) Acquisition
R. A. Session II	3/13/18	1,667	0.00	16b-3(d) Acquisition
Joao Siffert	3/13/18	1,106	0.00	16b-3(d) Acquisition
Lori J. Smith	3/13/18	2,308	0.00	16b-3(d) Acquisition
Frank Verwiel	3/13/18	1,106	0.00	16b-3(d) Acquisition
Daniel Welch	3/13/18	1,106	0.00	16b-3(d) Acquisition
Phillip B. Donenberg	3/13/18	15,000	133.80	Grant of Stock Options
Michael B. Johannesen	3/13/18	10,000	133.80	Grant of Stock Options
Brian K. Kaspar	3/13/18	15,000	133.80	Grant of Stock Options
Terrence C. Kearney	3/13/18	2,950	133.80	Grant of Stock Options
Andrew F. Knudten	3/13/18	15,000	133.80	Grant of Stock Options
Bong Koh	3/13/18	2,950	133.80	Grant of Stock Options
James J. L'Italien	3/13/18	15,000	133.80	Grant of Stock Options
Paul B. Manning	3/13/18	2,950	133.80	Grant of Stock Options
Rick Modi	3/13/18	10,000	133.80	Grant of Stock Options
Sukumar Nagendran	3/13/18	15,000	133.80	Grant of Stock Options
Sean P. Nolan	3/13/18	44,000	133.80	Grant of Stock Options
R. A. Session II	3/13/18	6,572	133.80	Grant of Stock Options
Joao Siffert	3/13/18	2,950	133.80	Grant of Stock Options
Lori J. Smith	3/13/18	9,233	133.80	Grant of Stock Options
Frank Verwiel	3/13/18	2,905	133.80	Grant of Stock Options
Daniel G. Welch	3/13/18	2,950	133.80	Grant of Stock Options
Sean P. Nolan	3/7/18	10,000	15.94	These sales were effected pursuant to a Rule 10b5-1 Sales Plan adopted November 29, 2017 (the "November 2017 Plan")
Sean P. Nolan	3/7/18	4,800	129.66	Sales pursuant to November 2017 Plan
Sean P. Nolan	3/7/18	2,400	128.65	Sales pursuant to November 2017 Plan
Sean P. Nolan	3/7/18	400	126.65	Sales pursuant to November 2017 Plan
Sean P. Nolan	3/7/18	700	127.65	Sales pursuant to November 2017 Plan
Sean P. Nolan	3/7/18	600	130.78	Sales pursuant to November 2017 Plan
Sean P. Nolan	3/7/18	1,100	131.86	Sales pursuant to November 2017 Plan
Brian K. Kaspar	3/1/18	4,227	126.57	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	3,455	127.84	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	2,790	125.66	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	1,294	128.62	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	1,250	124.35	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	1,035	122.52	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	481	123.38	Sales pursuant to August 2017 Plan
Brian K. Kaspar	3/1/18	468	121.52	Sales pursuant to August 2017 Plan
Andrew F. Knudten	3/1/18	2,000	18.17	Exercise of Stock Options
Andrew F. Knudten	3/1/18	129	121.95	Sales pursuant to August 2017 Plan
Andrew F. Knudten	3/1/18	146	123.02	Sales pursuant to August 2017 Plan
Andrew F. Knudten	3/1/18	177	124.37	Sales pursuant to August 2017 Plan

Name of Person	Transaction Date	Number Of Shares	Price Per Share	Nature of Transaction
Andrew F. Knudten	3/1/18	504	125.74	Sales pursuant to August 2017 Plan
Andrew F. Knudten	3/1/18	468	126.84	Sales pursuant to August 2017 Plan
Andrew F. Knudten	3/1/18	421	129.72	Sales pursuant to August 2017 Plan
Andrew F. Knudten	3/1/18	155	128.7	Sales pursuant to August 2017 Plan
Sukumar Nagendran	3/1/18	1,780	18.47	Exercise of Stock Options
Sukumar Nagendran	3/1/18	504	126.95	These sales were effected pursuant to a Rule 10b5-1 Sales Plan adopted December 2, 2016 (the "December 2016 Plan")
Sukumar Nagendran	3/1/18	449	125.72	Sales pursuant to December 2016 Plan
Sukumar Nagendran	3/1/18	408	127.99	Sales pursuant to December 2016 Plan
Sukumar Nagendran	3/1/18	175	124.29	Sales pursuant to December 2016 Plan
Sukumar Nagendran	3/1/18	120	123.16	Sales pursuant to December 2016 Plan
Sukumar Nagendran	3/1/18	74	121.51	Sales pursuant to December 2016 Plan
Sukumar Nagendran	3/1/18	50	128.91	Sales pursuant to December 2016 Plan

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

        Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, AveXis is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by AveXis, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving AveXis or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of AveXis or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of AveXis.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current AveXis Directors and Executive Officers—Golden Parachute Compensation", as it relates to AveXis' named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

        Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

        Each of Parent and AveXis filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 13, 2018. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after Parent makes such filing, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants "early termination" of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, AveXis, Purchaser and the Antitrust Division or the FTC, as applicable.

Other Antitrust Approvals

        Except as described above, AveXis is not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Regulatory Review

        The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, certain of these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Parent's or AveXis' assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be.

Business Combination Statute

        As a Delaware corporation, AveXis is subject to Section 203 of the DGCL that prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of AveXis as defined in Section 203 of the DGCL. The AveXis Board has taken all action necessary so that the restrictions on business combinations in Section 203 of the DGCL are not applicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Stockholder Vote Not Required

        Because the Merger will be effected pursuant to Section 251(h) of the DGCL, no vote or consent of the AveXis stockholders will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for all of the outstanding stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation's certificate of incorporation, and the holders of stock not tendered into the tender offer (other than shares of excluded stock) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of AveXis' stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares pursuant to the Offer and who have otherwise complied with the applicable requirements under Section 262 of the DGCL are entitled to appraisal rights for the "fair value" of such Shares in accordance with Section 262 of the DGCL.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below strictly and in a timely manner to perfect appraisal rights.

        Any stockholder contemplating the exercise of such appraisal rights should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or otherwise waive their appraisal rights); (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, may be entitled to have such Shares appraised by the Delaware Court of Chancery (the "Court of Chancery") and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, subject to the terms of the Merger Agreement.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, and 20 days after the date of mailing of this notice, deliver to AveXis at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform AveXis of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

  •
  not tender such Shares in the Offer (or otherwise waive his, her or its appraisal rights); and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of AveXis who delivered a written demand to AveXis pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to AveXis, Inc., 2275 Half Day Rd, Suite 200, Bannockburn, Illinois 60015, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of AveXis). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform AveXis of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. However, after an appraisal petition has been filed, the Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares or (b) the value of the aggregate consideration provided in the Merger for such total number of Shares seeking appraisal exceeds $1 million. We refer to these conditions as the "Ownership Thresholds". The Surviving Corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the Surviving Corporation will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Register in Chancery in which the petition was duly filed a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded an appraisal for their Shares to submit stock certificates held by them, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

        The Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless at least one of the Ownership Thresholds (described above) is met.

Determination of Fair Value

        After the Court of Chancery determines which stockholders are entitled to appraisal and that at least one of the Ownership Thresholds (described above) has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Surviving Corporation, however, has the right at any time before the entry of judgment in the appraisal proceeding, to voluntarily pay to each stockholder entitled to appraisal an amount in cash. If Surviving Corporation elects to make such a voluntary payment pursuant to Section 262(h) of the DGCL, interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid by Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Court of Chancery, and (2) interest accrued prior to such voluntary payment, unless paid at that time. Surviving Corporation, however, is under no obligation to make such a voluntary cash payment prior to such entry of judgment.

        In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company". The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered". Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger". In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value", but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter's exclusive remedy.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although AveXis believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor AveXis anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's stock certificates, if any, to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights, under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws, waives or loses such holder's right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as the Surviving Corporation has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the Offer Price within 60 days after the effective date of the Merger.

        If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights.

        The foregoing summary of the rights of AveXis' stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of AveXis desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Statement.

Litigation

        None.

Cautionary Statement Regarding Forward-Looking Statements

        This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "plan", "anticipate", "could", "intend", "target", "project", "believe", "estimate", "predict", "potential" or "continue" or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this communication and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company's stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company's ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management's attention from the Company's ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors discussed in the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 28, 2018, and risks that may be described in Quarterly Reports on Form 10-Q,

Current Reports on Form 8-K and other filings by the Company with the SEC. In addition to the risks described above, other unknown or unpredictable factors also could affect the Company's results. As a result of these factors, we cannot assure you that the forward-looking statements in this communication will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

ITEM 9.    EXHIBITS

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 17, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Novartis AG and Novartis AM Merger Corporation on April 17, 2018 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in the New York Times on April 17, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press Release of AveXis, Inc., dated April 9, 2018 (incorporated by reference to Exhibit 99.1 to AveXis, Inc.'s 8-K filed on April 9, 2018).
(a)(5)(B)
Email message dated April 9, 2018 from Sean P. Nolan, President and Chief Executive Officer of the Company, to Company's Employees (incorporated by reference to Exhibit 99.1 to AveXis, Inc.'s 14D-9-C filed on April 10, 2018).
(a)(5)(C)
Email message dated April 9, 2018 from Dr. Vasant Narasimhan, Chief Executive Officer of Parent, to Company's Employees (incorporated by reference to Exhibit 99.2 to AveXis, Inc.'s 14D-9-C filed on April 10, 2018).
(a)(5)(D)	Opinion of Goldman Sachs & Co. LLC, dated as of April 6, 2018 (included as Annex A to this Schedule 14D-9).
(a)(5)(E)	Opinion of Centerview Partners LLC, dated as of April 6, 2018 (included as Annex B to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of April 6, 2018, among Novartis AG, Novartis AM Merger Corporation and AveXis, Inc. (incorporated by reference to Exhibit 2.1 to AveXis, Inc.'s 8-K filed on April 9, 2018).
(e)(2)	Confidentiality Agreement, dated as of March 5, 2018, by and between AveXis, Inc. and Novartis International AG (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(g)	Not applicable.

Annex A—Goldman Sachs & Co. LLC Opinion Letter, dated April 6, 2018.

Annex B—Centerview Partners LLC Opinion Letter, dated April 6, 2018.

Annex C—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AVEXIS, INC.
By:	/s/ SEAN P. NOLAN
	Name:	Sean P. Nolan
	Title:	President and Chief Executive Officer

Dated: April 17, 2018

ANNEX A

200 West Street -- New York, NY 10282-2198 Tel: 212-902-1000 -- Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

April 6, 2018
Board of Directors
AveXis, Inc.
2275 Half Day Rd, Suite 160
Bannockburn, Illinois 60015

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Novartis AG ("Novartis") and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of AveXis, Inc. (the "Company") of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 6, 2018 (the "Agreement"), by and among Novartis, Novartis AM Merger Corporation, a wholly-owned subsidiary of Novartis ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $218 in cash per Share for each Share accepted (the "Consideration") plus any Additional Per Share Consideration (as defined in the Agreement). The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by the Company, Novartis, Acquisition Sub or any other subsidiary of Novartis, or Appraisal Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration, plus any Additional Per Share Consideration payable by Acquisition Sub. Pursuant to the Agreement, under certain circumstances described therein, Acquisition Sub shall pay the holders of Shares Additional Per Share Consideration, as to which Additional Per Share Consideration we express no opinion.

        Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Novartis, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors
AveXis, Inc.
April 6, 2018

have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner in connection with the Company's public offering of 4,250,000 Shares in September 2016; bookrunner in connection with the Company's public offering of 3,575,000 Shares in June 2017; and lead bookrunner in connection with the Company's public offering of 3,921,600 Shares in January 2018. We also have provided certain financial advisory and/or underwriting services to Novartis and/or its affiliates from time to time for which our Investment Banking Division has received, and/or may receive, compensation including having acted as joint bookrunner in connection with the public offering by Novartis of its 3.100% Guaranteed Global Notes due 2027, 2.400% Guaranteed Global Notes due 2022 and 1.800% Guaranteed Global Notes due 2020 (aggregate principal amount $3,000,000,000) in February 2017; and having acted as financial advisor to Novartis in connection with the pending sale of its 36.5% stake in its Consumer Healthcare joint venture to GlaxoSmithKline announced in March 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Novartis and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2017 and the Company's Registration Statement on Form S-1, including the prospectus contained therein dated February 9, 2016, relating to the initial public offering of 4,250,000 Shares; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"); and certain net operating loss estimates prepared by the management of the Company, as approved for our use by the Company (the "NOL Forecasts"). We have also held discussions with members of the senior management of the Company regarding its assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the healthcare industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such

Board of Directors
AveXis, Inc.
April 6, 2018

evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Novartis and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Novartis or the ability of the Company or Novartis to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)

ANNEX B

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
April 6, 2018

The Board of Directors
AveXis, Inc.
2275 Half Day Rd, Suite 200
Bannockburn, Illinois 60015

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the "Shares") (other than Excluded Shares, as defined below), of AveXis, Inc., a Delaware corporation (the "Company"), of the $218 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the "Agreement") by and among Novartis AG, a company organized under the laws of Switzerland ("Parent"), Novartis AM Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the "Tender Offer") at a per Share price of $218, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger" and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are owned by the Company, Parent, Merger Sub, any other subsidiary of Parent or any subsidiary of the Company and (ii) Shares that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the Delaware General Corporation Law (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, "Excluded Shares")) will be converted into the right to receive $218 per Share in cash, without interest, (the $218 per Share consideration to be paid in the Tender Offer and the Merger, the "Consideration"). The Consideration is subject to potential increase by the Additional Per Share Consideration (as defined in the Agreement), and we express no view or opinion as to any such Additional Per Share Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of

The Board of Directors
AveXis, Inc.
April 6, 2018

which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided financial advisory or other services to the Company, for which we have received any compensation. In the past two years, we have provided, and are currently providing, financial advisory services to Parent unrelated to the Company and the Transaction. We have not received, but anticipate that in the future we will receive, compensation for such services. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 6, 2018 (the "Draft Agreement"); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and

The Board of Directors
AveXis, Inc.
April 6, 2018

have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other

The Board of Directors
AveXis, Inc.
April 6, 2018

aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.